Touchstone Applied Science Associates, Inc.

2005 Annual Report

Achieving high marks... in a year of change

TASA 2005 Progress Report

Grow custom assessment business	"A"
Increase revenues	"B"
Strengthen sales organization	"A"
Make strategic acquisition	"A+"
Expand bidding efforts	"B+"
Invest in future growth	"A"

Comments: Good progress. Efforts to identify new opportunities showing promise.


TASA Revenues
$11,686,649
$11,185,254
$9,761,688
12000000
10000000
8000000
6000000
4000000
2000000
0
2005
2004
2003

In Fiscal 2005, TASA acquired AEC, which supplements TASA's custom-assessment business, and ADI, which provides on-line assessments to state testing programs. The Company also strengthened its management team and added to its sales force.

	Fiscal 2005	Fiscal 2004	Fiscal 2003*
Income Data			
Net revenue	$11,686,649	$11,185,254	$9,761,688
Net income	$474,964	$822,603	$355,315
Earnings per share	$0.16	$0.29	$0.13
Balance Sheet Data			
Total current assets	$5,633,491	$4,605,990	$2,998,149
Total current liabilities	$2,527,109	$1,624,039	$1,327,359
Total stockholders' equity	$7,015,303	$5,984,484	$5,101,986
Book Value/Share	$2.41	$2.52	$2.23
Price/Book	1.8x	1.29x	0.9x
Long-Term Debt	$1,396,212	$120,291	$30,400
Insider Ownership	38.5%	41.1%	40.8%
Shares Outstanding	2,909,738	2,777,750	2,603,453
Estimated Float	1,548,000	1,903,000	1,297,000
Market Capitalization	$12,657,360	$6,178,312	$5,206,647

**from continuing operations*

TASA continued to make strides in the investment arena in Fiscal 2005.

Fiscal Quarter	High	Low	Fiscal Quarter	High	Low
4th Qtr 05	$4.50	$3.85	4th Qtr 04	$3.85	$2.95
3rd Qtr 05	$4.50	$3.20	3rd Qtr 04	$3.70	$3.05
2nd Qtr 05	$3.70	$3.00	2nd Qtr 04	$4.35	$2.50
1st Qtr 05	$3.33	$3.05	1st Qtr 04	$3.25	$1.85

Corporate Snapshot

Throughout its 30 years in business, Touchstone Applied Science Associates (TASA), Inc. has evolved from essentially a one-product business into a multidimensional, service-oriented firm focused on fulfilling the needs of the emerging education market. The Company established a mission of cultivating its core business through a combination of new product development, selective acquisitions, and a dedication to the highest level of customer service. To that end, TASA has identified and created the wherewithal to serve new and demanding niches in the field of educational assessment, as demonstrated by its state-of-the-art custom test development services. High on its list of additional capabilities is its acclaimed product-cycle follow-through–namely, the production, printing, scanning, scoring, and reporting of assessment materials electronically and in paper format. Through its deliberate objective of measured growth in recent years, TASA has become a fundamental resource for a variety of educational entities, driven by the federal government's 'No Child Left Behind' (NCLB) act as well as by state and local educational initiatives.

In the late 1990s, the Company foresaw the need for a new area of concentration—Custom Test Products and Related Services—and acquired Beck Evaluation and Testing Associates (BETA), Inc. in early 1997. Through that subsidiary, TASA provides custom assessment and test design, psychometric services for states, and contract work for publishers. Not surprisingly, this business niche is currently the fastest growing segment within the Company. In early 2005, TASA created a second subsidiary in this segment with the acquisition of Assessment & Evaluation Concepts (AEC), Inc. AEC provides in-depth assessment and curriculum evaluation services to individual states and school districts, thereby strengthening TASA's ability to serve a wider spectrum in the education field. AEC's experienced executives not only have a deeper understanding of the core issues and goals in education, but their ability to turn that knowledge into business offerings will likely make a significant contribution to revenues and earnings over the long term.

In mid-2005, TASA secured another growth opportunity through the acquisition of Achievement Data, Inc. ADI, already a well-known and well-respected business in the field of on-line assessments, opens a third avenue into the education market and nicely complements and supports the Company's overall product and service offerings. In serving this niche, TASA's focus on reaching the emerging assessment market has come full circle. The Company is now a significant player in the education arena and has the infrastructure to reach for and support new business.

The Company continues to support fundamental literacy assessment through the products of its Proprietary Assessment Products unit. Once the basis of TASA's business, this unit and its well-known Degrees of Reading Power® (DRP®) test continue to provide measures of students' reading ability in a culturally unbiased manner in Grades 1-12. TASA also offers the MAC II test, its well-established test of comprehension in English as a second language and limited English proficiency, which provides a much needed product to serve that highly visible segment in today's world. For all its own products—as well as for third-parties—TASA provides scanning, scoring, and reporting services including analytical and instructional software under its corporate canopy.

TASA has followed a mature, long-term vision of growth and has broadened its business base to capture new revenue streams. Given the current national focus on education assessment, TASA is confident that its calculated business direction and reputation for exceptional service should permit it to post steady financial growth as it becomes a "one-stop shop" for a multitude of entities.

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To Our Stockholders

Dear Fellow Shareholder:

Fiscal 2005 was a productive and challenging year. We faced a changing environment for assessment products and services and took steps to adapt to those changes. Those steps have positioned us well to deal with the evolving state of our industry and have strengthened our position in the market.

The nature of fiscal 2005 was reflected in our financial results. Revenues for the year were $11.7 million, an increase of 4.5 percent over the prior year. Revenue growth was lower than we have been experiencing in the past few years, due primarily to continued softness in demand for our proprietary products as the trend toward customized testing advanced. Net income in fiscal 2005 was $474,964, or 16 cents per share on a fully diluted basis, down from $822,603, or 29 cents per share, a year ago. We experienced higher costs in 2005 as we made changes to the Company to position ourselves for renewed growth. Additionally, we were burdened by costs related to compliance with Section 404 of the Sarbanes-Oxley Act, which adversely affected net income by four cents per share.

Conversely, Fiscal 2005 was a year of significant achievements in that we made two strategic acquisitions. In January, we acquired Assessment & Evaluation Concepts Inc. The AEC acquisition gives us a stronger competitive position in the custom testing area and provides a broader network of contacts among educators, thanks to the visibility and reputation of AEC's principals. AEC also enhanced our ability to pursue larger contracts in the custom testing area.

In June we announced the acquisition of Achievement Data, Inc. ADI brought to TASA a greater capability to offer the full spectrum of testing methods to meet the needs of any customer. Now, we are able to offer any form of testing, from fully electronic to entirely pencil and paper, if that is what the customer prefers.

With these two acquisitions, we are now able to offer a full range of assessment services on an integrated basis, which means if state educators select TASA, they need only deal with one organization for everything from test design through printing and distribution to scoring and reporting. Our ability to offer integrated solutions to assessment needs also allows us to pursue larger contracts than were previously possible.

We also were successful in our efforts to win new business during the year. Our ability to perform all aspects of the assessment process resulted in a three-year, $1.8 million contract with the State of Idaho to assess English Language Learners. Each of TASA's four operating units is involved in the execution of the contract. Additionally, we won new business from the states of Indiana and Michigan, where we are already engaged. In total, we won $13 million in new contracts during the year.

Our backlog of business remained strong as of year-end with contracts valued at more than $20 million. Of that amount, about $9 million should be realized in fiscal 2006 with the balance to come in the next 2-3 years, all of which provides a sound revenue base from which to grow. It should be noted that these numbers do not take into account any new business on which we are currently bidding.

To help ensure we are positioned for additional growth, we changed and strengthened our management team during 2005. We appointed a chief operating officer for TASA Proprietary to better manage the change that unit is experiencing. We also bolstered our sales efforts with the addition of a vice president of sales in the third quarter. Just after year end, we further enhanced our team with the addition of two experienced regional sales managers and a seasoned marketing director.

During 2005, we undertook a comprehensive review of our business to make certain we are employing our assets as efficiently as possible. We reached two major conclusions. First, significant value resides in what we term our test "factory". That is, the ability we have developed over the years to print, distribute, scan and score assessment materials. We are undertaking an initiative that will actively market that ability. We believe managing the logistics of the assessment process represents an opportunity because those functions are ones for which state educational organizations are not particularly well-equipped; they would welcome a comprehensive solution. Second, we are really in the customer service business. The customer experience does count. How we treat our customers, how we go the extra yard, our honesty and our loyalty are what will allow us to hold on to our current business and grow from there.

We believe the trends in assessment are positive for TASA. The No Child Left behind Act remains in force despite the sometimes heated debate over its value. More academic subjects are scheduled to be assessed. Science is scheduled to be included beginning in 2007. As a result, the demand for assessment services is continuing to grow.

The changes we made in 2005 have equipped us to better deal with, and benefit from, the rapid and continual change taking place within the assessment arena. Our structure is now such that we can confidently bid on even the largest contracts. The acquisitions and other changes allow us to provide a level of service unequalled in the assessment industry. We have an experienced management team in place sufficient not only to manage our existing business but also up to the task of dealing with anticipated growth.

We expect TASA to be stronger in 2006 and beyond. We have a solid business that has adapted to a changing environment. We are aggressively pursuing opportunities. Our reputation for service, along with the quality of products and services we deliver, allow us to be a competitive bidder while maintaining acceptable margins.

The investments in infrastructure we made in 2005, which were reflected in higher costs, should increasingly manifest themselves in our revenues and earnings. We have made adjustments in the way we utilize our assets to enhance the return they earn.

While we expect to generate growth from internal sources for all the reasons stated above, we will also remain active in the identification of opportunities for growth through acquisitions. The assessment industry is relatively fragmented and there are clearly economies of scale available. We believe we can enhance our performance if we are able to make strategic acquisitions on terms that make economic sense.

In closing, I would like to take this opportunity to express my thanks to our employees for their ongoing efforts to make TASA a success, to our directors for their counsel and guidance and to our shareholders for their continued confidence and support. Our paramount goal is to strive to enhance the value of their investment by realizing the full potential of TASA. That potential is significant.

Sincerely,

Andrew L. Simon
President and Chief Executive Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 10-KSB

(Mark One)

☒ Annual report under Section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended October 31, 2005

☐ Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the transition period from _______ to _______

Commission file number 0-20303

TOUCHSTONE APPLIED SCIENCE ASSOCIATES, INC.
(Name of Small Business issuer in Its Charter)

Delaware	13-2846796
(State or Other Jurisdiction of Incorporation or Organization)	(IRS Employer Identification No.)
4 Hardscrabble Heights, P.O. Box 382, Brewster, NY	10509
(Address of Principal Executive Offices)	(Zip Code)

(845) 277-8100
(Issuer's Telephone Number, Including Area Code)

Securities registered under Section 12(b) of the Exchange Act: None.
Securities registered under Section 12(g) of the Exchange Act:

Title of Class

Common Stock, $.0001 par value

Check whether the issuer is not required to file reports pursuant to Section 13 or 15(d) of the Exchange Act. ☐

Check whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes X No____

Check if there is no disclosure of delinquent filers in response to Item 405 of Regulation S-B contained in this form, and no disclosure will be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB. ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes____ No X

State issuer's revenues for its most recent fiscal year: $11,686,649 for the fiscal year ended October 31, 2005.

State the aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was sold, or the average bid and asked price of such common equity, as of a specified date within the past 60 days: $7,196,656 as of January 25, 2006. The aggregate market value was based upon the closing price for the Common Stock, par value $.0001 per share, as quoted by the NASDAQ for such date.

(ISSUERS INVOLVED IN BANKRUPTCY PROCEEDING DURING THE PAST FIVE YEARS)

Check whether the issuer has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Exchange Act after the distribution of securities under a plan confirmed by a court.
Yes____ No____

(APPLICABLE ONLY TO CORPORATE REGISTRANTS)

State the number of shares outstanding of each of the issuer's classes of common equity, as of the latest practicable date: As of January 25, 2006, 2,909,738 shares of Common Stock, par value $.0001 per share.

DOCUMENTS INCORPORATED BY REFERENCE

If the following documents are incorporated by reference, briefly describe them and identify the part of the Form 10-KSB (e.g., Part I, Part II, etc.) into which the document is incorporated: (1) any annual report to security holders; (2) any proxy or information statement; and (3) any prospectus filed pursuant to Rule 424(b) or (c) of the Securities Act of 1933 ("Securities Act"). None.

Transitional Small Business Disclosure Format (check one): Yes____ No X

PART I

Item 1. DESCRIPTION OF BUSINESS

Overview

Touchstone Applied Science Associates, Inc. (the "Company" or "TASA") now competes exclusively in the assessment marketplace. With the advent of No Child Left Behind legislation ("NCLB"), the Company's Board of Directors and management made the strategic decision to refocus the organization on the fast-growing assessment segment of the K-12 education market. During the Company's fiscal year ended October 31, 2003 ("Fiscal 2003"), TASA sold both its post-secondary proprietary school, Mildred Elley (originally acquired by TASA in fiscal 1999), and Modern Learning Press, its supplemental instructional materials subsidiary (originally acquired by TASA in fiscal 1997). Revenues were $11.2 million for the fiscal year ended October 31, 2004 ("Fiscal 2004"), and to $11.7 million for the fiscal year ended October 31, 2005 ("Fiscal 2005"). Over the past ten years, assessment revenues have increased from $2.1 million to $11.7 million, representing a compounded annual growth rate of approximately 15%.

The Company competes in both the custom and proprietary segments of the assessment marketplace. Over the past decade, this market has been moving towards custom testing as a result of NCLB legislation requiring that student success be measured against specific standards established by each individual state. The Company has recognized this trend and has repositioned its proprietary unit to take advantage of changes in the market. As such, during Fiscal 2005, the Company decided to bid on state contracts that call for the printing, distributing, scanning, scoring and reporting of custom testing programs.

The Company has continued to develop and market its proprietary products and services. The Company's proprietary products and services are currently part of major testing programs in Connecticut, New York, Missouri, Rhode Island, Indiana, Arkansas and Idaho.

The Company's custom services grew from one unit in the prior year to three separate units in 2005. The Company's wholly owned subsidiary, Beck Evaluation & Testing Associates, Inc. ("BETA") was acquired in 1997. BETA performs "custom services" for state education agencies as well as for other test publishers.

In January 2005, the Company acquired all of the outstanding stock of Assessment and Evaluation Concepts Inc. ("AEC"), a firm with experience and relationships in the educational assessment field, which complements the Company's experience and relationships. The purchase price of, $122,000 paid by the Company consisted of $83,000 in cash and the issuance of 12,000 shares of Common Stock of the Company.

On July 1, 2005, the Company completed the acquisition of all of the outstanding stock of Achievement Data, Inc. ("ADI"). ADI provides on-line testing capabilities to state testing programs and also offers an electronic testing engine. The total consideration paid by the Company for the ADI stock was $1,650,000, consisting of $1,155,000 in cash, the issuance of 89,488 shares of Common Stock of the Company (valued at approximately $331,650, based on the average of closing prices for the Company's Common Stock for the five trading days preceding the closing) and $163,350 in subordinated promissory notes issued to two of the former stockholders of ADI.

These three custom assessment units now account for more than 65% of the Company's revenues.

TASA's corporate headquarters are located at 4 Hardscrabble Heights, P.O. Box 382, Brewster, New York 10509. The Company's telephone number is (845) 277-8100 and its facsimile number is (845) 277-3548. The Company maintains a website at www.tasa.com. Information contained on the Company's website is not, and should not be deemed to be, incorporated into this Report. As used in this Report, the terms "Company" and "TASA" refer to Touchstone Applied Science Associates, Inc. and its subsidiaries, unless the context otherwise indicates.

Except for historical information, the material contained in this Description of Business is forward-looking. For the purposes of the safe harbor protection for forward-looking statements provided by the Private Securities Litigation Reform Act of 1995, readers are urged to review the list of certain important factors set forth in "Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the Private Securities Litigation Reform Act of 1995" below, which may cause actual results to differ materially from those described.

Proprietary Assessment Products and Related Services

The bulk of the Company's proprietary test revenues came from two tests in Fiscal 2005. The Degrees of Reading Power tests (DRP) and the MAC II, which is a comprehensive English language assessment and evaluation program.

The DRP tests are published in three versions: Primary, Standard and Advanced. These tests measure an individual student's reading ability in a non-culturally biased manner and allow tracking of an individual's reading development over time. The DRP test is used to evaluate approximately 4 million students per year and is part of the state testing programs in Connecticut and New York.

The Maculaitis Test, or MAC II, is used as a comprehensive English assessment and evaluation program. The MAC II is currently authorized for use in New Jersey, Illinois, Florida and Wisconsin. In 2005, the MAC II was part of the state mandated programs in Rhode Island, Missouri and Arkansas.

In 2005, the Company developed several additional proprietary tests that will move it into the formative assessment category. One program, Reading Power Essentials, or RPE, was launched in the fall of 2005 and another program called SSSMART is expected to be available in the winter of 2007. In addition, the Company launched an electronic version of its DRP test in the fall of 2005.

During the past fiscal year, the Company's proprietary unit has responded to trends in the K-12 assessment business. TASA determined that its "factory", namely the ability to print, distribute, scan and score assessment materials, had significant value. As a result, the Company increased its bidding activities for fulfillment-type projects and secured the Idaho English-as-a-Second-Language state-wide program. Additionally, we expanded our Indiana Core 40 end-of-year high school assessment program and, as previously reported, expanded our business with RALLY! Education and Harcourt Achieve.

All of the above services are reported under Proprietary Assessment Revenue.

Custom Test Products And Related Services

BETA provides consulting services to states, school districts and textbook publishers. BETA's business is approximately equally divided between work for states and work for publishers. Since its acquisition by TASA in January 1997, BETA has concentrated on increasing its test assessment and design services to states. This effort has been successful, and BETA now provides its test development and/or psychometric services to state customers in Delaware, Indiana, Michigan, Minnesota, North Carolina, Texas, Virginia, Washington and Wyoming. In Fiscal 2003, BETA was awarded a $7.5 million contract from the State of Michigan to develop an alternative assessment test for special education students. In January 2004, BETA was notified that such contract has been extended through September 2007. The total value of this contract over its term is $13,900,000.

BETA's custom assessment services are provided to states either directly or indirectly, typically through three of the largest commercial contractors in the contract/customized assessment markets, NCS Pearson, Harcourt, and Measurement, Inc. Generally, the business strategy of BETA is to provide these specialized services for major state contracts as a subcontractor, primarily for assessment or psychometric services and actual test design and development. The prime contractor typically provides for all the printing, logistics, warehousing, scoring and reporting services necessary to complete state contracts. In addition to various assessment activities related to state assessment programs, BETA provides test development and program evaluation services to major textbook companies and other assessment developers. The Company reports revenues from BETA's operations as Custom Assessment Income.

In January 2005, the Company acquired all of the outstanding stock of AEC for $122,000 consisting of $83,000 in cash and 12,000 shares of the Company's Common Stock. In addition, options to purchase 50,000 shares of the Company's Common Stock were granted pursuant to the 2000 Stock Incentive Plan on the date of the closing exercisable at $3.06 per share. The options are exercisable commencing one year from the closing, through January 2015. In addition, the Company entered into two-year employment agreements with the two officers of AEC. Pursuant to the agreements, the officers of AEC are entitled to a base salary and bonuses determined by the attainment of certain performance goals. As of October 31, 2005, goodwill totaling $118,074 was recorded as a result of the acquisition.

On July 1, 2005, the Company completed the acquisition of all of the outstanding stock of ADI. ADI provides on-line testing capabilities to state testing programs and also offers an electronic testing engine. The total consideration paid by the Company for the ADI stock was $1,650,000, consisting of $1,155,000 in cash, the issuance of 89,488 shares of Common Stock of the Company (valued at approximately $331,650, based on the average of closing prices for the Company's Common Stock for the five trading days preceding the closing) and $163,350 in subordinated promissory notes issued to two of the former stockholders of ADI. The promissory notes bear interest at the rate of 5% per annum and are payable in six semi-annual installments of principal plus interest as of October 31, 2005, goodwill totaling $1,653,309 was recorded as a result of the acquisition.

In connection with the acquisition of ADI, the Company entered into a loan agreement with its bank, pursuant to which the Company borrowed an aggregate principal amount of $1,200,000, almost all of which was used to pay the purchase price for the shares of ADI and closing costs for the transaction, with the balance being retained by the Company for working capital. Borrowings under the loan incur interest at the rate of 6.25% per annum. Interest only payments are due for the first year, and thereafter monthly payments of principal and interest of $23,339 through July 2011. The promissory note contains several financial covenants with respect to which the Company was in compliance as of October 31, 2005.

The Company has been integrating the operations of AEC and ADI into its operations generally since the respective acquisitions of such companies.

Marketing

The Company markets its assessment products and services as follows:

- Sales of secure tests to large-scale users (such as state education departments) are conducted directly by the Company's staff. This includes making presentations and negotiating contracts and license agreements.

- Sales of the Company's products and services as described in the Company's catalogs are made primarily through direct mail campaigns to elementary school, secondary school and college markets. The Company also exhibits its products at educational trade shows and advertises in trade journals.

- The Company's staff and its independent consultants provide presentations and in-service workshops supporting the Company's products.

- The Company's proprietary unit hired three senior sales executives who are now responsible for deepening penetration of proprietary products and services as well as selling its full range of custom assessment services.

- Sales of custom-designed testing and consulting are accomplished via bidding processes and attendance at professional meetings.

The Company sells its assessment products on a contract or purchase order basis in accordance with a published price list. Depending upon the contract or the purchase order, the Company sells its products on a net 30-day or other contractual terms. The Company does not offer extended credit terms to its customers. Historically, bad debts with respect to its assessment products have not been material.

Competition

Success in the educational industry will be based on technological superiority, service, product support, the availability of patent protection, access to adequate capital, the ability to successfully develop and market products and processes and the ability to obtain government approvals. Although there is intense competition in the industry and there are both domestic and foreign companies which may be deemed dominant competitors, the Company believes that the features of its products coupled with its ability to provide quality services will permit the Company to compete successfully in its designated marketplace.

The Company is subject to competition from various sources. The Company's principal competition comes from established for-profit and non-profit companies in the testing business and testing departments within certain states and school districts, all of which are considerably larger and have greater financial and human resources and marketing capabilities. Competition may also come from education publishers who include reading comprehension tests with their instructional materials and companies that distribute reading motivation programs.

Although there are a number of for-profit firms that develop, publish, market, and distribute educational tests, the market is dominated by three firms: CTB/McGraw-Hill, Lake Forest, Illinois, and Monterey, California; Harcourt, San Antonio, Texas; and The Riverside Publishing Company, Chicago, Illinois. As large, well-established publishers of educational tests and related products and services, these firms are considered strong competitors of the Company.

There are a number of non-profit organizations that develop, publish and distribute educational tests. For example, the American College Testing Program (ACT), Iowa City, Iowa; American Council on Education (ACE), Washington, DC; and Educational Testing Service (ETS), Princeton, New Jersey. In addition, there are various organizations that sponsor educational tests even though they do not have the technical capability to produce tests. For example, The College Board, New York, New York, sponsors the SAT which is developed for The College Board by ETS. All of these non-profit organizations have, or have access to, the capability to develop, publish and distribute tests to schools. Currently, ACT, The College Board, and ETS publish one or more educational tests for the school market.

There are a number of for-profit and non-profit organizations that provide test design, production and consulting services to states under contract. For example, National Evaluation Systems (NES), Amherst, Massachusetts; and Pearson Educational Measurement, Iowa City, Iowa; are among the for-profit firms that supply test development, printing, distribution, and scoring services to individual states under contract. Among the non-profit organizations, Measured Progress, Inc. (Dover, New Hampshire), ACT and ETS have conducted such contract work for states and ETS is the current contractor for the National Assessment of Educational Progress. By enabling states to have tests developed and administered to their own specifications, these for-profit and non-profit organizations compete indirectly with the Company's assessment division. In terms of size alone, these firms have greater marketing capability and resources than does the Company.

Employees

As of October 31, 2005, the Company employed a total of 73 employees, of which 64 work on a full-time basis, and 9 work on a part-time basis. Of the 73 employees, 20 are engaged in research and/or test development, 32 are in operations, 11 are in executive capacities and 10 are in marketing.

Government Regulations

The NCLB legislation bodes well for TASA. NCLB provides funding of approximately $26 billion. Almost half of that amount is for Title I funding, which requires schools that use a portion of this funding to evaluate student progress in reading.

NCLB also provides almost one-half billion dollars for annual testing in reading and math; Title III allows for three-quarters of a billion dollars for bilingual and immigrant education and almost one billion dollars for early language literacy. The following chart illustrates that TASA is strategically positioned to take advantage of the funding opportunities under NCLB:

Section of NCLB Act	TASA Products & Services
Title I	DRP/Signposts
Early Childhood Literacy	DRP/Signposts
Title III/ESL	MacII
Annual Testing	DRP/BETA

Patents, Copyrights, Trademarks, Trade Secrets And Royalties

The Company owns the copyrights in all of the assessments and instructional materials that it creates and asserts such rights as against third parties.

The following are registered trademarks and/or service marks of the Company: TASA (for design and preparation of educational testing materials and test scores); TASA (with logo) (for design and preparation of educational testing materials and test scores); TASA (with logo) (for computer programs used in association with educational testing and instructional materials); Degrees of Reading Power; DRP Program The Readability Standard; BROWZER--> BOOKLINK (with logo); DRP-->EZ Converter; EZ Converter; DRP Linking Text to Ability; BookMatch; MicRA-->DRP (with logo); TextSense; TASA Literacy; Signposts; Signposts (with logo); We've Done the Research for You; The MAC II Test of English Language Proficiency (with logo); DWM and Degrees of Word Meaning. An application for trademark registration is pending for SSSMART.

Trade secrets are maintained by entering into license agreements, containing trade secret clauses, with third parties for their use of TASA software and certain proprietary data. In addition, all employees execute nondisclosure agreements as a condition of employment. The Company regularly asserts copyrights to all of its assessment and instructional materials.

Item 2. DESCRIPTION OF PROPERTY

The Company completed the sale/lease-back of its 30,000 square-foot headquarters building in Brewster, New York in July 2003. The building was constructed in 1987, with the second phase completed in 1991. In July 2003, the Company sold its headquarters building to 26 Palmer LLC for $2,875,000. The building and related improvements had a net book value of $1,458,481. The Company reported a pre-tax gain on the sale totaling $1,254,383, net of closing costs totaling $162,136. The Company then signed a ten-year triple net lease for the building. The cost per square foot is $10.50 for the July 2003/June 2004 period and increases each year thereafter. The final year of the lease has a rental cost of $13.69 per square foot. As a result of the sale/leaseback, the gain will be recognized over the ten-year term of the lease as other income. Proceeds from the sale of the building were used to repay debt, to increase the Company's working capital and to fund the expansion of its scanning and scoring facility. In the fall of 2003, the Company completed an expansion of this scanning and scoring facility at a cost of approximately $250,000. This facility is now four times the capacity of the prior facility and will accommodate new growing business in this area.

BETA rents a small office facility in Austin, Texas, which affords good proximity to the Texas Education Agency. Because of increased business and personnel in Austin, effective November 2004, BETA increased that office space from 500 to 1,100 square feet in the same complex. The Company made the decision to open the office in Texas because of the volume of business in that state.

ADI rents approximately 4,400 square feet of office space in downtown Minneapolis, Minnesota. This space is used for offices, conference rooms, workstations and houses its project management personnel.

The Company expends its resources for capital improvements as necessary.

Item 3. LEGAL PROCEEDINGS

None.

Item 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None.

PART II

Item 5. MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

The Company's common stock, par value $.0001 per share (the "Common Stock"), is traded in the Nasdaq Electronic Bulletin Board under the symbol TASA.OB. The approximate high and low closing prices for each fiscal quarter in the two fiscal years ended October 31, 2004 and October 31, 2005 were as follows:

Common Stock Prices		
Fiscal Quarter:	High ($)	Low ($)
1st Qtr 04	3.25	1.85
2nd Qtr 04	4.35	2.50
3rd Qtr 04	3.70	3.05
4th Qtr 04	3.85	2.95
1st Qtr 05	3.33	3.05
2nd Qtr 05	3.70	3.00
3rd Qtr 05	4.50	3.20
4th Qtr 05	4.50	3.85

During the first quarter of Fiscal 2006 (through January 25, 2006), the Company's Common Stock had a high closing price of $4.20 and a low closing price of $3.75.

The Company is authorized to issue 5,000,000 shares, par value $.0001 per share, of preferred stock. The stock may be issued by the Board of Directors of the Company in one or more series and with such preferences, conversion or other rights, voting powers and other provisions as may be fixed by the Board of Directors in the resolution authorizing its issuance without any further action of the stockholders. There are no shares of preferred stock outstanding. The Company's Common Stock is traded on the Nasdaq Electronic Bulletin Board.

In September 2004, the Company issued to Signal Hill Capital Group LLC ("Signal Hill") a five-year warrant to purchase up to 20,000 shares of the Company's Common Stock, at an exercise price of $2.96 per share. The warrant was issued in consideration of strategic consulting services that Signal Hill has provided and has agreed to provide to the Company. Neither the warrant nor the underlying shares of Common Stock have been registered under the Securities Act of 1933, as amended (the "Securities Act"), in reliance upon the exemption from registration pursuant to Section 4(2) of the Securities Act.

As of January 25, 2006, there were 66 holders of record of the Company's Common Stock. This number of holders of record does not include beneficial owners of the Company's Common Stock, whose shares are held in the names of various security holders, dealers and clearing agencies. The Company believes that the number of beneficial owners of its Common Stock held by others or in nominee names exceeds approximately 600 in number. The Company has not paid any cash dividends, and does not anticipate doing so in the immediate future as it intends to invest any earnings in the development of the Company's business.

The following table describes the equity securities of the Company issuable as of October 31, 2005 pursuant to the Company's equity compensation plans. The Company has four equity compensation plans, each of which has been approved by the stockholders of the Company: (1) the Amended and Restated 1991 Stock Incentive Plan (under which no further incentive awards may be made); (2) the 2000 Stock Incentive Plan; (3) the Amended and Restated Directors Stock Option Plan, and (4) the Consultants Stock Incentive Plan. For a description of each of the Company's equity compensation plans, please see "Executive Compensation—Stock Incentive Plans".

EQUITY COMPENSATION PLAN INFORMATION
AS OF OCTOBER 31, 2005

	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	784,213	$2.813	277,425
Equity compensation plans not approved by security holders	--	--	--

Item 6. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

Except for historical information, the material contained in this Management's Discussion and Analysis or Plan of Operation is forward-looking. For the purposes of the safe harbor protection for forward-looking statements provided by the Private Securities Litigation Reform Act of 1995, readers are urged to review the list of certain important factors set forth in "Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the Private Securities Litigation Reform Act of 1995" below, which may cause actual results to differ materially from those described.

Company Background

For over twenty-eight years, TASA has served the rapidly expanding education market, primarily through the publishing and sale of its highly regarded proprietary reading tests. In Fiscal 2002 and again in Fiscal 2003, the Company determined that its core business was assessment. It believed that this category provides better long-term growth and profit potential than either the proprietary school business or the supplemental instruction segment. Consequently, during the second fiscal quarter of Fiscal 2002, the Company reached a decision to sell its proprietary school, and in the third quarter of Fiscal 2003, the Company reached the decision to sell its supplemental instruction materials business, Modern Learning Press. Consequently both of these segments have been reported as discontinued operations. See "Discontinued Operations" below. TASA revenues from the assessment segment in Fiscal 1994 were $2.1 million, and have increased by acquisition and internal growth to $11.7 million in Fiscal 2005.

RESULTS OF OPERATIONS

The assessment business has two units; proprietary products and services, and custom test development and related services. The following table sets forth the revenues in each of these units and the annual percentage change for each of these units for Fiscal 2005, 2004 and 2003:

TASA Revenues Breakdown (in thousands of dollars) and % of Year-To-Year Change

		Fiscal Year Ended October 31,					
	2003-2005	2005		2004		2003	
	% Change	$	% Change	$	% Change	$	% Change
Proprietary Products and Services	10.2%	$3,976.7	11.3%	$4,481.0	1.2	$4,428.3	3.9%
Custom Test Development and Services	44.6%	$7,709.9	15.0%	$6,704.3	25.7%	$5,333.4	61.6%
Total Revenues from Assessment Products and Services	19.7%	$11,686.6	4.5%	$11,185.3	14.6%	$9,761.7	29.1%

The following are selected ratios as a percentage of revenues from continuing operations based on the Company's financial statements:

	Fiscal Year Ended October 31,		
	2005	2004	2003
Revenues from continuing operations	100%	100%	100%
Gross profit margins	49%	48%	48%
Operating expenses:			
Selling expenses	12%	11%	15%
General & administrative	31%	25%	22%
Income from operations	6%	12%	11%
Other income (expense)	1%	1%	(4%)
Interest expense, net	--	--	(4%)
Income before income taxes from continuing operations	7%	13%	7%
Income taxes	3%	5%	3%
Income from continuing operations	4%	7%	4%

Fiscal 2005 As Compared To Fiscal 2004

Revenues. The Company's revenues from continuing operations for the fiscal year ended October 31, 2005 were $11,686,649, representing a 4.5% increase, or $501,395, from $11,185,254, for the fiscal year ended October 31, 2004. The overall increase was attributable to growth in the custom testing arena.

Revenues for assessment products and services, through the Company's proprietary tests unit, decreased 11.3%, or $504,173, from $4,480,954 in Fiscal 2004 to $3,976,781 in Fiscal 2005. As NCLB continues to role out, test publishers are seeing decreases in their proprietary tests. The Company is seeing similar declines. These declines resulted from a shift to more custom testing as required by NCLB. However, these declines have been partially offset by increases in printing, distribution, scanning and scoring of third party assessment programs.

Revenues from the Company's custom testing unit, increased by $1,005,568, or 15%, during the same period, to $7,709,868 in Fiscal 2005 from $6,704,300 in Fiscal 2004. This increase was primarily due to the expansion of the Company's core capabilities with the acquisition of AEC and ADI as well as a modest increase in BETA revenues due to the shift to custom testing as discussed above.

Cost of Goods Sold. Cost of goods sold increased by 3.4% or $194,569 from $5,795,758 in Fiscal 2004 to $5,990,327 in Fiscal 2005. As a percentage of revenue, cost of goods represented 52% of revenues in Fiscal 2004 and 51% of revenues in Fiscal 2005. The Company believes this nominal increase is a positive achievement since, in general, the delivery of custom assessment services has a higher cost than delivery of proprietary services. The mix of custom to proprietary products and services increased from 60% in Fiscal 2004 to 66% in Fiscal 2005.

Gross Profit. The Company's gross profit for Fiscal 2005 increased by $306,826, or 5.7%, from $5,389,496 in Fiscal 2004 to $5,696,322 in Fiscal 2005. The gross profit margin was 49% in Fiscal 2005 and 48% in Fiscal 2004.

Selling Expenses. The Company's selling expenses increased by $154,109, or 12.1%, from $1,278,178 in Fiscal 2004 to $1,432,287 in Fiscal 2005. Selling expense is 12% of revenues in Fiscal 2005 versus 11% in Fiscal 2004. Selling expenses increased due to the Company's ongoing restructuring of its sales and marketing organization to increase revenues in future years.

General and Administrative. The Company's general and administrative ("G&A") expenses for Fiscal 2005 increased $746,603, or 26.5%, from $2,819,770 in Fiscal 2004 to $3,566,373 in Fiscal 2005. G&A expense is 31% in Fiscal 2005 versus 25% in Fiscal 2004. Almost half of the increase relates to the G&A expenses associated with the evaluation and implementation of internal controls necessary to achieve compliance with Section 404 of the Sarbanes-Oxley Act of 2002. Increased professional fees with respect to new regulatory requirements and interior restructuring expenses also include the Company's hiring of a new Chief Operating Officer for its proprietary unit. Further, the infrastructure component of G&A costs increased as a result of the acquisitions of AEC and ADI completed during Fiscal 2005.

Income From Operations. Income from operations decreased by $593,886, or 46%, from $1,291,548 in Fiscal 2004 to $697,662 in Fiscal 2005. The decrease in income is primarily due to increases in selling, scoring and administrative expenses.

EBITDA From Operations. Earnings before interest, taxes, depreciation and amortization on the Company's operations were $1,376,670 for Fiscal 2005 versus $1,879,174 for Fiscal 2004. The decline in EBITDA from operations is a direct result of the decline in income from operations.

EBITDA is a non-GAAP financial measure and should not be used as a substitute for the directly comparable GAAP financial measure. In order to facilitate an understanding of the components of EBITDA and their effect on the results of operations, the following table is provided as a reconciliation of reported income from operations to EBITDA from operations.

EBITDA From Operations

	Fiscal 2005	**Fiscal 2004**
Income from Operations	$ 697,662	$1,291,548
Depreciation & Amortization	$ 679,008	$ 587,626
EBITDA from Operations	$1,376,670	$1,879,174

Other Income. Net other income decreased from $123,503 in Fiscal 2004 to $101,370 in Fiscal 2005. Other income is positively affected by the gain on the sale/leaseback of the building, offset by interest expense associated with the acquisition of ADI, as well as capital equipment to expand our capabilities. In Fiscal 2005 and 2004, the Company recognized a gain of $125,439 from the sale/leaseback of its corporate headquarters.

Income and Earnings per Share. The Company had net income of $822,603 in Fiscal 2004 versus net income of $474,964 in Fiscal 2005.

The Company had diluted earnings per share of $0.29 in Fiscal 2004 versus diluted earnings per share of $0.16 in Fiscal 2005.

The diluted weighted average shares outstanding were 2,870,327 in Fiscal 2004 versus 3,023,262 in Fiscal 2005.

Fiscal 2004 As Compared To Fiscal 2003

Revenues. The Company's revenues from continuing operations for the fiscal year ended October 31, 2004 were $11,185,254, representing a 14.6% increase or $1,423,616 over $9,761,638 for the fiscal year ended October 31, 2003. The overall increase was primarily attributable to internal growth of the Company's custom testing unit.

Revenues for assessment products and services, through the Company's proprietary tests unit, increased 1.2%, or $52,654, to $4,480,954 in Fiscal 2004 from $4,428,300 in Fiscal 2003. The increase in proprietary testing revenues was mitigated because, in Fiscal 2003, TASA received contracts from two states relating to Reading First Grants. These grants did not repeat in 2004.

Revenues from BETA, the Company's custom testing unit, increased by $1,370,900, or 25.7%, during the same period, to $6,704,300 in Fiscal 2004 from $5,333,400 in Fiscal 2003. This increase is a function of executing on several multi-year contracts as well as the award of new assignments during the year. Our ability to acquire multi-year contracts allows BETA to continue to build its revenue stream.

Cost of Goods Sold. Cost of goods sold increased by 14.2% or $720,610 from $5,075,148 in Fiscal 2003 to $5,795,758 in Fiscal 2004. As a percentage of revenue, cost of goods was flat and represented 52% of revenues for both Fiscal 2003 and Fiscal 2004. We are pleased with this statistic since, in general, the delivery of custom assessment services has a higher cost than delivery of proprietary services. The mix of custom to proprietary products and services increased from 55% in Fiscal 2003 to 60% in Fiscal 2004.

Gross Profit. The Company's gross profit for Fiscal 2004 increased by $703,006, or 15.0%, from $4,686,490 in Fiscal 2003 to $5,389,496 in Fiscal 2004. The gross profit margin was 48% in both Fiscal 2004 and Fiscal 2003.

Selling Expenses. The Company's selling expenses decreased by $175,012, or 12%, from $1,453,190 in Fiscal 2003 to $1,278,178 in Fiscal 2004. Two events that contributed to this decline were: a disproportionate amount of spending by the Company in Fiscal 2003 to jump-start marketing activities associated with NCLB and a number of revenue activities in Fiscal 2004 that were not subject to sales commissions.

General and Administrative. The Company's general and administrative expenses for Fiscal 2004 increased $630,452, or 28.8%, from $2,189,318 in Fiscal 2003 to $2,819,770 in Fiscal 2004. Almost 45% of the increase in G&A expense is due to the lease on the company building. In July 2003, the Company entered into a sale-lease back on its corporate headquarters. Therefore, during Fiscal 2004, the Company had lease expense for the full year versus four months of lease expense in Fiscal 2003. Additionally, because of strong performance in Fiscal 2004, approximately 12% of the increase in G&A expense is represented by performance bonuses in excess of those awarded in Fiscal 2003.

Income From Operations. Income from operations increased by $247,566, or from $1,043,982 in Fiscal 2003 to $1,291,548 in Fiscal 2004. The increase in income is due to increased revenues, partially offset by higher cost of sales.

EBITDA From Operations. Earnings before interest, taxes, depreciation and amortization on the Company's operations were $1,879,174 for Fiscal 2004 versus $1,649,292 for Fiscal 2003. EBITDA has been adversely affected by the sale leaseback of the Company's building.

EBITDA is a non-GAAP financial measure and should not be used as a substitute for the directly comparable GAAP financial measure. In order to facilitate an understanding of the components of EBITDA and their effect on the results of operations, the following table is provided as a reconciliation of reported income from operations to EBITDA from operations.

EBITDA From Operations

	Fiscal 2004	**Fiscal 2003**
Income from Operations	$1,291,548	$1,043,982
Depreciation & Amortization	$ 587,626	$ 605,310
EBITDA from Operations	$1,879,174	$1,649,292

Other Income (Expense) from Operations. Net other income (expense) decreased from ($362,127) in Fiscal 2003 to $123,503 in Fiscal 2004. Other income is positively affected by the gain on the sale/leaseback of the building as well as a reduction in interest expense, net interest expense. In Fiscal 2004, the Company recognized a gain of $125,439 from the sale/leaseback transaction, compared to $41,813 recognized in Fiscal 2003. The decrease in interest expense in Fiscal 2004 was primarily due to a reduction in interest expense from the repayment of the Company's subordinated debt. In Fiscal 2004, the Company's only interest expense coincided with a capital loan to finance equipment partially offset by excess cash in an interest-bearing money market account.

Income and Earnings per Share. Combining income from both continuing and discontinued operations, the Company had net income of $535,533 in Fiscal 2003 versus net income of $822,603 in Fiscal 2004.

For Fiscal 2003, the Company had diluted earnings per share of $0.20, versus diluted earnings per share of $0.29 in Fiscal 2004. Diluted earnings from continuing operations were $0.13 per share in Fiscal 2003, as compared to $0.29 in Fiscal 2004.

The diluted weighted average shares outstanding were 2,661,014 in Fiscal 2003 versus 2,870,327 in Fiscal 2004.

LIQUIDITY AND WORKING CAPITAL

Working Capital. Working capital increased by $124,431 during Fiscal 2005 from $2,981,951 at October 31, 2004 to $3,106,382 at October 31, 2005. This increase resulted primarily from the increase in cash and accounts receivable. A portion of the increase in accounts receivable is attributable to the timing of invoices sent by BETA shortly before the end of Fiscal 2005. In addition, accounts receivable increased from the acquisitions of AEC and ADI. The ratio of current assets to current liabilities was approximately 2.84 to 1.0 at the end of the Fiscal 2004 versus 2.23 to 1.0 at the end of Fiscal 2005.

Cash Flow From Operating Activities. During Fiscal 2005, the Company had net cash provided by operating activities of $550,575, as compared to $1,581,615 in Fiscal 2004. The decrease in cash provided by operating activities resulted primarily from lower net income combined with a significant increase in accounts receivable.

Cash Flow From Investing Activities. During Fiscal 2005, the Company had net cash used in investing activities of $2,599,677 as compared to $921,655 used in investing activities for Fiscal 2004. The increase in cash used in investing activities during Fiscal 2005 was primarily the result of the acquisitions of ADI and AEC. Cash was used to purchase fixed assets and to develop test products totaling $1,198,327 in Fiscal 2005 and $921, 655 in Fiscal 2004.

Cash Flow From Financing Activities. The Company had net cash provided by financing activities of $1,587,245 for Fiscal 2005 as compared to $128,092 provided by financing activities for Fiscal 2004. The cash provided by financing activities in Fiscal 2005 resulted primarily from equipment financing in connection with the purchase of equipment to expand the Company's scanning and scoring facilities, proceeds from financing used in the acquisition of ADI and proceeds from the exercise of stock options and warrants.

During Fiscal 2005, options to purchase 42,500 shares of the Company's Common Stock were exercised resulting in proceeds totaling $28,990. Also during Fiscal 2005, warrants to purchase 138,047 shares of common stock were exercised resulting in proceeds of $155,303. During Fiscal 2004, options to purchase 24,250 shares of the Company's Common Stock were exercised resulting in proceeds totaling $17,195.

Long-term debt, operating leases and other long-term obligations as of October 31, 2005 mature as follows:

			Payments Due		
Obligations	Total	Less Than 1 Year	1-3 Years	4-5 Years	More Than 5 Years
Long-term debt	$1,562,962	$ 166,750	$655,796	$558,004	$182,412
Operating Leases	2,976,222	424,763	767,879	721,085	1,062,995
Other long-term obligations[1]	3,148,180	1,788,166	1,360,014	--	--
TOTAL OBLIGATIONS	$7,687,364	$2,379,669	$2,783,689	$1,279,089	$1,245,407

[1] Relate to employment contracts in effect at the end of the current fiscal year.

Critical Accounting Policies and Estimates

The preparation of financial statements and related disclosures in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the Consolidated Financial Statements and accompanying notes. Estimates are used for, but not limited to, the accounting for the allowance for doubtful accounts, inventories, capitalized labor for long-lived assets, income taxes and loss contingencies. Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Actual results could differ from these estimates under different assumptions or conditions.

The Company believes the following critical accounting policies, among others, may be impacted *significantly by judgment, assumptions and estimates used in the preparation of the Consolidated Financial* Statements:

- Revenues from the Company's sales of its proprietary tests, including sales of the related ancillary materials, are recognized when the Company ships the physical product from its warehouse. The Company's revenues from performance of assessment, consulting and psychometric services under long-term contracts are recognized on the percentage-of-completion basis pursuant to the provisions of Statement of Position No. 81-1, "Accounting for Performance of Construction-Type and Certain Production-Type Contracts" and Accounting Research Bulletin No. 45, "Long-Term Construction-Type Contracts". For each contract, the Company compares the costs incurred in the course of performing such contract during a fiscal period to the total estimated costs of full performance of the contract, and recognizes a proportionate amount of revenue for such period.

- Deferred tax assets are recorded based on the Company's projected future taxable income and the resulting utilization of the deferred tax assets. To the extent that the Company would not be able to realize all or part of its deferred tax assets in the future, an adjustment to the deferred tax assets would be necessary and charged to income.

- The process of writing and calibrating a test passage takes approximately two years, and all costs associated with the process are capitalized during this period. Amortization of these costs begins once the development period has elapsed, which in most cases, represents the point in time at which the new test passage is placed into the test passage bank and becomes available to be utilized within the Company's existing tests, or the point in time at which a newly developed test becomes available for sale. Costs capitalized in connection with the development of passages used in the Company's DRP Test have been estimated to have a useful life of eleven years and, accordingly, are being amortized over an eleven-year period. Such amortization costs are included in the costs of goods sold in that period. Costs capitalized in connection with the development of passages used in all other of the Company's tests have been estimated to have a useful life of seven years and, accordingly, are being amortized over a seven-year period. If these estimates of the useful lives of test passages prove to be shorter periods, the Company would be required to accelerate the amortization of these passages, resulting in a reduction in income.

- In July 2003, the Company sold its headquarters building to 26 Palmer LLC for $2,875,000. The building and related improvements had a net book value of $1,458,481. The Company reported a gain on the sale totaling $1,254,383, net of closing costs totaling $162,136. The building was then leased by the Company under a ten year lease agreement. As a result of the sale-leaseback of the building, the gain will be recognized over the ten-year term of the lease as other income during the relevant period.

SELECTED FINANCIAL DATA

The following tables summarize certain financial data for the continuing operations of the Company for Fiscal 2005, 2004, and 2003, respectively. See "Financial Statements" in Item 7 below.

	Fiscal Year Ended October 31,		
	2005	2004	2003
Income Statement Data:			
Operating revenues	$11,686,649	$11,185,254	$9,761,638
Gross profit	5,696,322	5,389,496	4,686,490
Income before income taxes	799,032	1,415,051	681,855
Income from continuing operations	474,964	822,603	355,315
Loss from discontinued operations			
Income (loss) from operations net of income tax (benefit) of ($248,127) in Fiscal 2003	0	0	(372,190)
Income on disposal, net of income tax of $309,349 in Fiscal 2003	0	0	552,408
Income from discontinued operations	0	0	180,218
Net income	474,964	822,603	535,533
Diluted earnings per share from continuing operations	$0.16	$0.29	$0.13
Balance Sheets:			
Current assets	$5,633,491	$4,605,990	$2,998,149
Total assets	11,774,879	8,690,506	7,546,876
Long-term obligations	1,396,212	120,291	30,400
Total liabilities	4,759,576	2,706,022	2,444,890
Working capital	3,106,382	2,981,951	1,670,790
Stockholders' equity	7,015,303	5,984,484	5,101,986

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the Private Securities Litigation Reform Act of 1995

Certain statements contained in this Report contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These are statements that do not relate strictly to historical or current facts. Such forward-looking statements involve known and unknown risks and uncertainties. The Company's actual actions or results may differ materially from those discussed in the forward-looking statements. These risk factors include, without limitation:

- Rapid changes in (i) the technology used to administer standardized tests generally or market educational materials or (ii) in the policy considerations which determine which test will be administered;
- Non-renewal of any of the Company's material state contracts;
- Deficits in state and school budgets;
- The loss of any significant customer;

- The ability of the Company to compete successfully with the other providers of standardized tests (*see* "Description of Business--Competition", above);

- The ability of the Company to accommodate any changes in government regulation which may impact the marketability of its tests (see "Description of Business--Government Regulation", above);

- The ability of the Company to secure additional financing as and when necessary;

- The ability of the Company to retain the services of its key management and to attract new members of the management team;

- The ability of the Company to effect and retain appropriate patent, copyright and trademark protection of its products; and

- Any decrease in the market for educational consulting services.

The Company undertakes no obligation to release publicly any revisions to the forward-looking statements or to reflect events or circumstances after the date of this Report.

Item 7. FINANCIAL STATEMENTS

Explanatory Note

Financial information required by this item appears in the pages marked F-1 through F-29 at the end of this Report and are incorporated herein by reference as if fully set forth herein.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Item 8. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

Item 8A. CONTROLS AND PROCEDURES

(a) Evaluation of the Company's Disclosure Controls and Procedures. As of the end of the most recent fiscal year covered by this Annual Report on Form 10-KSB, the Company evaluated the effectiveness of the design and operation of its "disclosure controls and procedures" ("Disclosure Controls"), and its "internal controls and procedures for financial reporting" ("Internal Controls"). This evaluation (the "Evaluation") was done under the supervision and with the participation of management, including Mr. Andrew Simon, the Company's Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"). Rules adopted by the SEC require that in each periodic report filed pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Company presents the conclusion about the effectiveness of the Company's Disclosure Controls and Internal Controls based on and as of the date of the Evaluation.

Disclosure Controls are procedures that are designed with the objective of ensuring that information required to be disclosed in our reports filed under the Exchange Act, such as this Annual Report, is recorded, processed, summarized and reported within the time periods specified in the rule and forms. Disclosure Controls are also designed with the objective of ensuring that such information is accumulated and communicated to the Company's management, including the CEO and CFO, as appropriate to allow for timely decisions regarding required disclosure. Internal Controls are procedures which are designed with the objective of providing reasonable assurance that (1) the Company's transactions are properly authorized; (2) the Company's assets are safeguarded against unauthorized or improper use; and (3) the Company's transactions are properly recorded and reported, all to permit the preparation of our financial statements in conformity with generally accepted accounting principles.

The Company's management does not expect that the Company's Disclosure Controls or our Internal Controls will prevent all errors and all fraud. Any control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedure may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

The Evaluation included a review of the controls' objectives and design, the controls' implementation by the Company and the effect of the controls on the information generated for use in this Annual Report. In course of the Evaluation, we sought to identify data errors, controls problems or acts of fraud and to confirm that appropriate corrective action, including process improvements, were being undertaken. This type of evaluation will continue to be done on a quarterly basis so that the conclusions concerning controls effectiveness can be reported in each Quarterly Report on Form 10-QSB and the Annual Report on Form 10-KSB. The Company's Internal Controls are also evaluated on an ongoing basis by the Company's finance personnel and by the Company's independent auditors in connection with their audit and review activities. The overall goals of these various evaluation activities are to monitor the Company's Disclosure Controls and Internal Controls and to make modifications as necessary; it is the Company's intent in this regard that the Disclosure Controls and the Internal Controls will be maintained as dynamic systems change (including improvements and corrections) as conditions warrant.

Among other matters, the Company sought in the Evaluation to determine whether there were any "significant deficiencies" or "material weaknesses" in the Company's Internal Controls, or whether the Company had identified any acts of fraud involving personnel who have a significant role in the Company's Internal Controls. This information was important both for the Evaluation generally and because items 4, 5 and 6 in the Section 302 Certification require that the CEO and CFO disclose that information to the Board's Audit Committee and to the Company's independent auditors and to report on related matters in this section of the Annual Report. In the professional auditing literature, "significant deficiencies" are referred to as "reportable conditions"; these are control issues that could have a significant adverse effect on the ability to record, process, summarize and report financial data in the financial statements. A "material weakness" is defined in the auditing literature as a particularly serious reportable condition where the internal control does not reduce to a relatively low level the risk that misstatements caused by error or fraud may occur in amounts that would be material in relation to the financial statements and not be detected within a timely period by employees in the normal course of performing their assigned functions. The Company also sought to deal with other controls matters in the Evaluation, and in case a problem was identified, we considered what revision, improvement and/or correction to make in accordance with on-going procedures.

An Evaluation was carried out under the supervision and with the participation of the Company's management, including the CEO and CFO, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) or 15d-15(e) under the Exchange Act) as of the end of the fiscal year covered by this Annual Report. Based upon that Evaluation, the Company's management, including the CEO and CFO, had concluded at that time that the design and operation of these Disclosure Controls and Internal Controls were effective as of the end of the fiscal year covered by such reports.

However, based on a subsequent evaluation in Fiscal 2005 the Company now believes that it did not have adequate personnel and technical resources with respect to accounting for the sale-leaseback of the Company's headquarters in July 2003. As a result, the gain from the sale-leaseback was originally recognized in its entirety in the third fiscal quarter of 2003, during which the sale-leaseback occurred. After consulting with the Company's independent registered public accountants during Fiscal 2005, management concluded that such gain should have been recognized over the ten-year term of the lease. On May 24,

2005, the Company concluded that the Company should restate its audited consolidated financial statements for the fiscal years ended October 31, 2003 and 2004, and its quarterly unaudited consolidated financial statements for the quarters ended July 31, 2003, January 31, 2004, April 30, 2004, July 31, 2004, and January 31, 2005. Such restatements do not affect the Company's revenues from operations for any of these periods. These restatements reflect the correction in the Company's accounting for the sale-leaseback transaction. As of the end of Fiscal 2004, the Company's management, including the CEO, concluded that, because the Company had not separated the CEO and CFO functions, the Company's Disclosure Controls were not effective at the end of such fiscal year to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms. While the Company has been actively searching for a CFO, the Company has not yet been successful in hiring a new CFO. The Company and the Audit Committee have implemented interim measures with respect to Disclosure Controls in order to ensure that the Disclosure Controls are as effective as possible in the circumstances. The Audit Committee has directed management to devote additional resources to Disclosure Controls, and management is currently in the process of implementing such directive.

(b) *Changes in Internal Controls.* There were no changes in the Company's Internal Controls in the Company's fourth fiscal quarter that materially affected, or are reasonably likely to materially affect, the Company's Internal Controls.

Item 8B. OTHER INFORMATION

None.

PART III

Item 9. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS; COMPLIANCE WITH SECTION 16(a) OF THE EXCHANGE ACT

As of January 25, 2006, the directors and executive officers of the Company were as follows:

Name	Age	Position
Michael D. Beck	59	Director; Vice President, TASA; and President, Chief Executive Officer, BETA
Steven R. Berger [1][2]	50	Director
Anne H. Cheevers	48	Senior Vice President, TASA
Donald W. Hughes[1]	55	Director
Chris L. Nguyen[1][2]	44	Director
Andrew L. Simon	63	Chairman of the Board of Directors; President, Chief Executive Officer and Chief Financial Officer, TASA
Linda G. Straley	49	Director; Vice President, and Secretary, TASA
Thomas G. Struzzieri[1][2]	47	Director
David L. Warnock[2]	48	Director

----

(1) Member of the Audit Committee

(2) Member of the Compensation Committee

Each director shall hold office until the earlier of the next annual meeting of the Company's stockholders or his or her resignation and until a successor is selected and qualified.

MICHAEL D. BECK was elected as a Director of the Company in March 1997 and has been Vice President of the Company since January 1997. Mr. Beck is also a Director and President and Chief Executive Officer of BETA. Since 1983, Mr. Beck has been President of BETA, which provides consulting and contractual services to school districts, state education departments and test and textbook publishers. As of January 2, 1997, BETA became a wholly-owned subsidiary of the Company and Mr. Beck continues to serve as the President of BETA. Mr. Beck has also provided consulting services on matters of educational research and assessment for various military, governmental and commercial organizations. Mr. Beck received an A.B. from John Carroll University and an M.A. from Fordham University.

STEVEN R. BERGER was elected as a Director of the Company in March 1996 and he also serves on each of the Company's Compensation and Audit Committees. Mr. Berger was a partner in the law firm of Salans from January 1989 through September 2002. Salans acted as special securities counsel to the Company from January 1995 through September 2002. Mr. Berger is currently a shareholder in the law firm of Vedder, Price, Kaufman & Kammholz, P.C. in New York City. The Company has retained Vedder, Price, Kaufman & Kammholz, P.C. since October 2002 as its special securities counsel. Mr. Berger received an A.B. from Harvard University and a J.D. from Harvard Law School.

ANNE H. CHEEVERS was appointed as Senior Vice President and Chief Operating Officer of TASA's proprietary unit in February 2005. Prior to her employment by the Company, Ms. Cheevers was Vice President at The McGraw-Hill Companies' Aviation Group. She served as Group Vice President of Marketing of Trilegiant Corporation, a subsidiary of Cendant Corporation, in Norwalk, Connecticut from 1999-2003. From 1996 through 1999, Ms. Cheevers was Vice President of Marketing, Product Development and Sales for the Bureau of Business Practice in Waterford, Connecticut, a division of Simon & Schuster. Ms. Cheevers is a graduate of the University of Chicago.

DONALD W. HUGHES was elected as Director in June 2001. Since July 2001, Mr. Hughes has served on, and is Chairman of, the Company's Audit Committee. Since 1999, Mr. Hughes has served as Executive Vice President and Chief Financial Officer of Camden Partners, Inc. and a member of and Chief Financial Officer of Camden Partners Holdings, LLC, each of which is an affiliate of Cahill Warnock. Mr. Hughes has served as an officer of Cahill Warnock since February 1997 and is a General Partner and Chief

Financial Officer of Cahill Warnock. Prior to joining Cahill Warnock in February 1997, Mr. Hughes had served as Vice President, Chief Financial Officer and Secretary of Capstone Pharmacy Services, Inc. from December 1995 and as Executive Vice President and Chief Financial Officer of Broventure Company, Inc., a closely-held investment management company, from July 1984 to November 1995. Mr. Hughes also serves on the board of Occupational Health + Rehabilitation Inc. Mr. Hughes received a B.A. from Lycoming College and an M.S.F. from Loyola College in Maryland, and is a Certified Public Accountant.

CHRIS L. NGUYEN was elected as a Director at the Annual Stockholders Meeting of the Company in April 2004. Mr. Nguyen was a senior executive with Sylvan Learning Systems from 1989 to 1996. During his tenure at Sylvan, Mr. Nguyen was COO of Sylvan's computer-based testing division, Sylvan Prometric. From 1996 through 2001, Mr. Nguyen was President and CEO of Caliber Learning Network, a publicly-traded company specializing in distance learning services for adults. Currently, Mr. Nguyen is the principal and owner of Dynanet Consulting Services, LLC. Dynanet provides management consulting and technology development services to companies within the education and testing markets. Mr. Nguyen received a B.A from Johns Hopkins University.

ANDREW L. SIMON was elected as Director and as President and Chief Financial Officer of the Company in March 1995. Mr. Simon serves as Chairman of the Board of Directors. Mr. Simon is also a Director and Secretary of BETA. He served as Interim President of TASA from June 1994 through March 1995. He was a founder of the Company and previously served as a Director from 1976 to 1991 and has acted as a financial consultant to the Company since its inception in 1976. From 1983 to 1986, he was a Vice President/Marketing Division Head in the Private Clients Group at Bankers Trust Company. He was a Vice President at Citibank, NA, where he held a number of senior marketing and sales positions, from 1980 to 1983. Prior to 1980, Mr. Simon served as Marketing Director for several consumer package goods companies including Norcliff-Thayer and Lederle Laboratories. He holds an M.B.A. from Columbia University and a B.A. from Washington University. Mr. Simon is on The George Washington University National Council for Education and Human Development and a director of The Hudson Valley Trust.

LINDA G. STRALEY was elected as a Director of the Company and has been Vice President since June 1994. From June 1994 through March 1995, she was Chairman of the Board of Directors. She has been Secretary since August 1992 and, from 1984 to 1994, she served as director of DRP Services for the Company. Ms. Straley received a B.A. in Education from Bethany College and an M.S. in Educational Psychology and Statistics from the State University of New York.

THOMAS G. STRUZZIERI was elected a Director of the Company in June 2000. He serves on each of the Company's Audit and Compensation Committees. Mr. Struzzieri is the owner of Horse Shows In The Sun (HITS). Based in Saugerties, New York, HITS produces horse shows in California, Florida, Virginia, New York, and Arizona. Mr. Struzzieri is a director of the United States Equestrian Federation, and is a founding member and a director of the United States Hunter/Jumper Association. He also serves on the Board of Directors of the United Way of Ulster County and the Ulster County Development Corporation, and is a member of the SUNY Ulster County Community College Board of Trustees. Mr. Struzzieri is a member of the Chamber of Commerce of Ulster County as well as the Business and Community Leaders' Advisory Committee of the Institute of Ecosystem Studies. Mr. Struzzieri attended Vassar College.

DAVID L. WARNOCK was elected as a Director of the Company in October 1998 and, since that time, he has also served on the Company's Compensation Committee. Since 1999, Mr. Warnock has been President and Chief Executive Officer of each of Camden Partners, Inc. and Camden Partners Holdings, LLC, each of which is an affiliate of Cahill Warnock. Mr. Warnock is a founding partner of Cahill, Warnock & Company, LLC, an asset management firm established in 1995 to invest in small public companies. From 1983 to 1995, Mr. Warnock was with T. Rowe Price Associates in senior management positions, including President of the corporate general partner of T. Rowe Price Strategic Partners and T. Rowe Price Strategic Partners II, and as the Executive Vice President of T. Rowe Price New Horizons fund. Mr. Warnock also serves on the Boards of Directors of Bridges Learning Systems, Concorde Career Colleges, Inc., the National Alliance to End Homelessness, the Center for Fathers, Families and Workforce Development, Nobel Learning Communities, CardSystems Solutions, Inc., and American Public Education, Inc. Mr. Warnock received a B.A. in History from the University of Delaware and a Masters in Finance from the University of Wisconsin.

Item 10. EXECUTIVE COMPENSATION

The following table shows compensation for services rendered to the Company during Fiscal 2005, 2004 and 2003, respectively, by the Chief Executive Officer, the President of BETA, the Senior Vice President of TASA, a Vice President of TASA, and the former Executive Vice President of the Company's proprietary secondary school unit. Each executive officer serves under the authority of the Board of Directors. No other executive officer of the Company received cash compensation that exceeded $100,000 during Fiscal 2005. Therefore, pursuant to Item 402 of Regulation S-B, only compensation for each of the persons listed below is shown in the Summary Compensation Table below.

SUMMARY COMPENSATION TABLE

		Annual Compensation			Long-Term Compensation			
					Awards		Payouts	
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compen-sation	Restricted Stock Award(s) ($)	Securities Underlying Option/ SARs[1]	LTIP Payouts ($)	All Other Compen-sation ($)
Andrew L. Simon, President,	2005	$244,000	----	$24,311[2]	0	-- [2]	0	0
Chief Executive Officer and	2004	$234,945	$70,000	$23,922[2]	0	20,000/0[2]	0	0
Chief Financial Officer	2003	$227,000	$50,000	$23,346[2]	0	20,000/0[2]	0	0
Michael D. Beck, Vice	2005	175,000	----	$24,589[3]	0	-- [3]	0	0
President, TASA; President	2004	$160,684	$70,000	$24,251[3]	0	12,000/0[3]	0	0
and Chief Executive Officer, BETA	2003	$155,250	$65,048	$21,899[3]	0	12,000/0[3]	0	0
Peter A. Duhamel	2005	$92,771	----	$7,363[4]	0	--	--	--
Senior Vice President, TASA	2004	$155,250	0	$19,891[4]	0	--	0	0
(resigned April 2005)	2003	$155,250	$25,857	$20,834[4]	0	5,000/0[4]	0	0
Linda G. Straley	2005	$113,000	0	14,830[5]	0	-- [5]	0	0
Vice President and Secretary,	2004	$102,937	$13,100	$18,332[5]	0	6,000/0[5]	0	0
TASA	2003	$79,400	$6,000	$16,156[5]	0	6,000/0[5]	0	0
Anne H. Cheevers	2005	$114,024	$35,000	$3,127[6]	0	40,000[6]	0	0
Senior Vice President & COO	2004	--	--	--	--	--	--	--
TASA	2003	--	--	--	--	--	--	--

(1) To date, the Company has issued no SARs.

(2) Includes: contributions to the Company's qualified 401(k) Profit Sharing Plan (the "401(k)") and the Company's Money Purchase Pension Plan (the "Pension Plan") of $10,500 in Fiscal 2005, $10,250 in Fiscal 2004, and $10,000 in Fiscal 2003, and $8,250, $8,250, $8,250, for a company car in Fiscal 2005, 2004, and 2003, respectively. Also includes: stock options issued pursuant to the Company's 2000 Stock Incentive Plan after the end of each of Fiscal 2005, Fiscal 2004, and Fiscal 2003 in respect of such fiscal years, respectively.

(3) Includes: contributions to the Company's 401(k) and Pension Plan of $10,500 in Fiscal 2005, $10,212 in Fiscal 2004, and $10,000 in Fiscal 2003; and $8,906, $8,906, and $7,091 for a company car in Fiscal 2005, 2004, and 2003, respectively. Also includes: stock options issued pursuant to the Company's 2000 Stock Incentive Plan after the end of each of Fiscal 2005, Fiscal 2004 and Fiscal 2003 in respect of such fiscal years, respectively.

(4) Includes: contributions to the Company's 401(k) and Pension Plan of $0 in Fiscal 2005, $9,055 in Fiscal 2004, and $10,000 in Fiscal 2003; and $3,781, $5,671, and $5,994 for a company car in Fiscal 2005, 2004 and 2003, respectively. Also includes: stock options issued pursuant to the Company's 2000 Stock Incentive Plan after the end of each of Fiscal 2005, Fiscal 2004 and Fiscal 2003 in respect of such fiscal years, respectively.

(5) Includes: contributions to the Company's 401(k) and Pension Plan of $6,305 in Fiscal 2005, $9,947 in Fiscal 2004, and $8,410 in Fiscal 2003; and $3,540, $3,540 and $3,540 for a company car in Fiscal 2005, 2004 and 2003, respectively. Also includes: stock options issued pursuant to the Company's 2000 Stock Incentive Plan after the end of each of Fiscal 2005, Fiscal 2004 and Fiscal 2003 in respect of such fiscal years, respectively.

(6) Includes: stock options issued pursuant to the Company's 2000 Stock Incentive Plan upon hiring and after the end of Fiscal 2005 in respect of such fiscal year.

Employment Contracts

On March 1, 1996, the Company entered into an employment agreement with each of Andrew L. Simon and Linda G. Straley, pursuant to which the Company agreed to employ Mr. Simon and Ms. Straley, and each of Mr. Simon and Ms. Straley agreed to remain, as the Company's President and Chief Executive Officer, and Vice President, respectively, for a term of three years, subject to automatic yearly extensions and certain rights of termination as provided in each such agreement.

As of January 2, 1997, the Company entered into an employment agreement with Michael D. Beck, pursuant to which the Company agreed to employ Mr. Beck, and Mr. Beck agreed to remain, as Vice President of TASA and President and Chief Executive Officer of BETA, for a term of three years, subject to automatic yearly extensions and certain rights of termination as provided in such agreement.

In the employment agreements with each of Messrs. Simon and Beck and Ms. Straley, the Company has agreed to provide for certain benefits and protections for such executive officers in connection with a change of control of the Company. Such agreements provide that upon the occurrence of a change of control (as defined in each agreement) and the termination of such executive's employment agreement, each such executive officer would be awarded a lump sum bonus equal to and one-half times such executive officer's base salary plus such executive's highest annual bonus during the preceding three fiscal years, such lump sum bonus to be paid for each of three years following termination of employment following a change in control. In addition, the Company entered into two-year employment agreements with the two officers of AEC. Pursuant to the agreements, the officers of AEC are entitled to a base salary and bonuses determined by the attainment of certain performance goals.

In February 2005, the Company entered into an employment agreement with Anne Cheevers as Senior Vice President and Chief Operating Officer, TASA – Proprietary Division, for an initial one-year term, automatically renewable for additional one-year terms, subject to early termination notices given by either party prior to the expiration of the then current term. Pursuant to such employment agreement, Ms. Cheevers will be paid an annual base salary of $170,000, will be eligible to receive an incentive bonus (to be not less than $35,000 for the first year of employment) and was granted 40,000 options to purchase shares of the Company's Common Stock pursuant to the Company's stock option plan, at an exercise price of $3.10 per share, subject to vesting upon the completion of one year of employment.

The Company has entered into employment agreements for an initial forty-month term with two of the former shareholders of ADI. In addition, the former shareholders of ADI who are continuing with ADI were granted an aggregate of 60,000 options to purchase additional shares of the Company's Common Stock, at an exercise price of $3.75 per share, subject to vesting upon the completion of one year of employment. The Company also entered into an employment agreement for an initial twenty-eight month term with a key employee of ADI.

Generally, each employee of the Company has agreed to the assignment to the Company of the employee's rights to any inventions relating to the Company's business or interest which were conceived both prior to and during the period of employment and, except under certain specified conditions, the Company's employees are prohibited from competing for one year with the Company in areas in which he or she was employed.

Stock Incentive Plans

The Board of Directors of the Company adopted the 1991 Stock Option Incentive Plan (the "Option Plan") on August 25, 1991 in order to attract and retain qualified personnel, which Option Plan was approved by the stockholders on August 25, 1991. The Board of Directors adopted the Amended and Restated 1991 Stock Option Incentive Plan (the "Amended Option Plan") in February 1996, which Amended Option Plan amended and restated the Option Plan and was approved by the stockholders of the Company on March 29, 1996. Under the Amended Option Plan, options to purchase up to 625,000 shares of Common Stock were available to be granted to employees, officers, directors and consultants of the Company. The Amended Option Plan terminated in 2001, after which no further options or stock awards may be issued under the Amended Option Plan; all options and other stock awards outstanding under the Amended Option Plan at the termination date shall continue to be outstanding and may be exercised in accordance with their respective terms, until such options or other stock awards expire by their terms.

The Board of Directors of the Company adopted the 2000 Stock Incentive Plan (the "2000 Plan") in February, 2000. The stockholders of the Company approved the 2000 Plan at the Company's Annual Meeting of Stockholders held on March 31, 2000. Under the 2000 Plan, options or other stock awards with respect to up to 300,000 shares of the Company's Common Stock may be granted to employees, officers, directors and consultants of the Company. In addition, any options outstanding under the Amended Plan, which expire after the adoption of the 2000 Plan, are added to the number of shares available under the 2000 Plan. The terms of the 2000 Plan are substantially identical to the terms of the Amended Option Plan, except for provisions with respect to the number of shares which may be issued under the 2000 Plan and the expiration date of the 2000 Plan. At the Annual Meeting of Stockholders held on April 29, 2005, the stockholders approved an amendment to the 2000 Plan increasing by 200,000 the number of shares eligible to be issued pursuant to the 2000 Plan.

Each of the Amended Option Plan and the 2000 Plan (collectively, the "Option Plans") is administered by the Compensation Committee of the Board of Directors (the "Committee"). Subject to the terms of the Option Plans, the Committee is authorized to select optionees and determine the number of shares covered by each option and certain of its other terms. The exercise price of stock options granted under the Option Plans may not be less than the fair market value of the Company's Common Stock on the date of the grant. In general, options become exercisable after the first anniversary of the date of grant. Effective for options granted under the 2000 Plan in Fiscal 2006 and thereafter, such options will become exercisable in three equal annual installments following the grant date. The period within which any stock option may be exercised cannot exceed ten years from the date of grant. Options held by a terminated employee expire three months after termination except in the event of death, disability or termination for cause. No one participant may receive, in any one fiscal year, awards under the Option Plans which would entitle the participant to receive more than 50,000 shares.

The following table summarizes the options granted, exercised and cancelled or expired under the Amended Option Plan and the 2000 Option Plan during the preceding three fiscal years:

	Fiscal 2005	**Fiscal 2004**	**Fiscal 2003**
Options granted	216,000	73,000	39,500
Options exercised	40,000	19,250	9,000
Restricted shares awarded	--	--	--
Options canceled/expired	53,500	--	57,500

As of October 31, 2005, options to purchase up to an aggregate of 334,300 shares were outstanding under the 2000 Plan. As of October 31, 2005, options to purchase up to an aggregate of 365,538 shares were outstanding under the Amended Option Plan.

OPTION/SAR GRANTS IN FISCAL YEAR ENDED OCTOBER 31, 2005
(INDIVIDUAL GRANTS)

Name	Number of Securities Underlying Options/SARs(1) Granted (#)	Percent of Total Options/SARs Granted to Employees in Fiscal Year	Exercise Or Base Price ($/Share)	Expiration Date
Andrew L. Simon, President, Chief Executive Officer and Chief Financial Officer	20,000	9.3%	$3.15	1/21/15
Michael D. Beck, Vice President, TASA; President and Chief Executive Officer, BETA	12,000	5.6%	$3.15	1/21/15
Peter Duhamel, Senior Vice President, TASA *(resigned April 2005)*	--	--	$3.15	1/21/15
Linda G. Straley, Vice President and Secretary, TASA	6,000	2.8%	$3.15	1/21/15
Anne H. Cheevers, Senior Vice President, TASA	40,000	18.6%	$3.10	2/28/15

(1) To date, the Company has issued no SARs.

AGGREGATED OPTION/SAR EXERCISES IN FISCAL YEAR ENDED OCTOBER 31, 2005 AND FISCAL YEAR-END OPTION/SAR VALUES

			Number of Securities Underlying Unexercised Options/SARs[1] at FY-End (#)	Value of Unexercised In-the-Money Options/SARs[1] at FY-End ($)
Name	Shares Acquired on Exercise (#)	Value Realized ($)	Exercisable/ Unexercisable	Exercisable/ Unexercisable
Andrew L. Simon, President, Chief Executive Officer and Chief Financial Officer	0	0	191,875/20,000	$557,343/$87,000[2]
Michael D. Beck, Vice President, TASA; President and Chief Executive Officer, BETA	18,000	$55,680	82,750/12,000	$359,962/$52,200[2]
Peter Duhamel, Senior Vice President, TASA *(resigned April 2005)*	18,000	$55,680	0	0
Linda G. Straley, Vice President and Secretary, TASA	0	0	79,800/6,000	$298,193/$26,100[2]
Anne H. Cheevers, Senior Vice President, TASA	0	0	0	0

(1) To date, the Company has issued no SARs. Amounts are calculated net of exercise price of the options.
(2) Based on the closing price of the Company's Common Stock on NASDAQ on October 31, 2005, of $4.35.

Directors Compensation

The Board of Directors of the Company adopted the Directors Plan in February 1996 in order to aid the Company in attracting, retaining and motivating independent directors, which Directors Plan was approved by the stockholders of the Company on March 29, 1996. The Directors Plan initially authorized awards up to an aggregate of 25,000 shares of Common Stock. In February 2000, the Board of Directors approved an amendment to the Directors Plan increasing to 75,000 the number of shares which may be the subject of stock options under the Directors Plan. The stockholders of the Company approved such amendment at the Annual Meeting of Stockholders on March 31, 2000. At the Annual Meeting of Stockholders held on April 29, 2005, the stockholders approved amendments to the Directors Plan to increase by 75,000 the number of shares eligible to be issued pursuant to the Directors Plan and to extend the expiration date of the Directors Plan from March 2006 to April 30, 2010. Under the Directors Plan, non-qualified stock options to purchase up to 150,000 shares of Common Stock may be granted to non-employee directors of the Company, which options are granted automatically at the times and in the manner stated in the Directors Plan.

Subject to the terms of the Directors Plan, each non-employee director receives 5,000 options on the day he (she) first is elected to the Board of Directors, and 2,500 options on the date of each annual meeting of the stockholders of the Company, provided he (she) is re-elected to the Board of Directors. The exercise price of stock options granted under the Directors Plan is the fair market value of the Company's Common Stock on the date of grant. The options become exercisable after the first anniversary of the date of grant and the term of the option cannot exceed ten years. Effective for options granted under the Directors Plan in Fiscal 2006 and thereafter, such options will become exercisable in three equal annual installments following the grant date. On April 25, 2003, the Company granted 10,000 options under the Directors Plan; on April 30, 2004, the Company granted 15,000 options under the Directors Plan, and on April 29, 2005, the Company granted 12,500 options under the Directors Plan. In Fiscal 2005, 2,500 options under the Directors Plan were exercised. As of October 31, 2005, an aggregate of 76,875 options were outstanding under the Directors Plan.

Directors receive no compensation, other than the options pursuant to the Directors Plan, for services in such capacity.

Other Plans

Consultants Stock Incentive Plan. In March 1997, the Board of Directors of the Company adopted the Consultants Plan, pursuant to which options to purchase up to 50,000 shares of Common Stock may be granted to consultants to the Company. The Consultants Plan is administered by the Board of Directors of the Company. Subject to the terms of the Consultants Plan, the Board is authorized to select optionees and determine the number of shares covered by each option and certain of its other terms. In general, the exercise price of stock options granted under the Consultants Plan is the fair market value of the Company's Common Stock on the date of the grant; however, the Board has the discretion to use another method of valuation if it determines that such other valuation is warranted. In general, options become exercisable six months from the date of grant, although the Board has discretion to set either longer or shorter vesting periods. The period within which any stock option may be exercised cannot exceed ten years from the date of grant. If a consultant's association with the Company is terminated prior to the end of its agreed term, all unexercised, deferred and unpaid awards shall be canceled immediately, except in the event of the Consultant's death or disability. As of October 31, 2005, 7,500 options were outstanding under the Consultants Plan.

Profit Sharing Plan. The Company has a qualified 401(k) Profit Sharing Plan. For fiscal years ended before November 1, 2000, the 401(k) Plan allowed eligible employees to contribute up to 15 percent (15%) of income through Company contributions and a salary reduction mechanism. Company contributions to the 401(k) Plan are optional and accrue at the discretion of the Board of Directors. Effective November 1, 2000, the Company amended the 401(k) Plan to provide a matching component under the 401(k) Plan of up to five percent (5%) of each eligible employee's compensation. In addition, the eligibility requirements were amended to provide that an employee is not eligible until completing twelve months, or one thousand hours, of employment, and may only enter the 401(k) Plan at specified entry dates.

Money Purchase Pension Plan. In October 1991, the Company adopted a Money Purchase Pension Plan, which has been qualified by the Internal Revenue Service. Under this Plan, for fiscal years ended before November 1, 2000, the Company was required to make an annual contribution to the Plan equal to ten percent (10%) of each eligible employee's compensation. Effective November 1, 2000, the Company amended the Plan to exclude highly compensated employees and to reduce the contribution to five percent (5%) of each eligible employee's compensation. In addition, the eligibility requirements were amended so that an employee is not eligible until completing twelve months, or one thousand hours, of employment, and may only enter the Pension Plan at specified entry dates.

For Fiscal 2005, 2004, and 2003, the Company's retirement costs totaled $262,723, $238,107, and $197,998, respectively.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors, executive officers and persons who own beneficially more than ten percent of the Company's outstanding common stock to file with the SEC initial reports of beneficial ownership and reports of changes in beneficial ownership of common stock and other securities of the Company on Forms 3, 4 and 5, and to furnish the Company with copies of all such forms they file. Based on a review of copies of such reports received by the Company, all of the Company's directors and officers timely filed all reports required with respect to Fiscal 2005.

Item 11. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock, as of January 25, 2006, by (i) each person who is known by the Company to own beneficially more than 5% of the Company's outstanding Common Stock; (ii) each of the Company's officers and directors; and (iii) all officers and directors as a group.

As of January 25, 2006, there were 2,909,738 shares of Common Stock outstanding. Each share of Common Stock is entitled to one vote per share.

Name and Address of Beneficial Owners and Directors and Officers	Shares of Common Stock Beneficially Owned	Percent of Common Stock Beneficially Owned
5% Beneficial Owners:		
Cahill, Warnock Strategic Partners Fund, L.P. c/o Cahill, Warnock & Co., LLC 1 South Street, Suite 2150 Baltimore, MD 21202	592,849[1,2]	20.4%
Midsouth Investor Fund L.P. 1776 Peachtree St., N.W.Suite 412 North Atlanta, GA 30309	215,000	7.4%
Kevin Gruneich 12 White Pine Canyon Road Park City, UT 84060	185,600	6.4%
Officers and Directors		
Michael D. Beck 4 Hardscrabble Heights Brewster, NY 10509	198,875[3]	6.6%
Steven R. Berger 805 Third Avenue New York, NY 10022	8,125[4]	*
Anne H. Cheevers 4 Hardscrabble Heights Brewster, NY 10509	40,000[5]	1.4%
Donald W. Hughes 1 South Street, Suite 2150 Baltimore, Maryland 21202	638,100[6]	21.8%
Chris L. Nguyen 4204 St. Paul Street Baltimore, Maryland 21218	5,000[7]	*
Andrew L. Simon 4 Hardscrabble Heights Brewster, NY 10509	305,088[8]	9.8%
Linda G. Straley 4 Hardscrabble Heights Brewster, NY 10509	136,494[9]	4.6%
Thomas G. Struzzieri 319 Main Street Saugerties, NY 12477	15,000[10]	*
David L. Warnock 1 South Street, Suite 2150 Baltimore, Maryland 21202	640,699[11]	21.9%
Officers and Directors as a Group (9 persons)	1,361,682[12]	38.5%

* Less than 1%

1 Excludes 32,850 shares owned by Strategic Associates, L.P., an affiliate of Cahill, Warnock Strategic Partners Fund, L.P. (the "Fund"), but as to which the Fund disclaims beneficial ownership. ("Strategic Associates"; together, with the Fund, the "Cahill, Warnock Entities"). Pursuant to the Investor Rights Agreement (the "Investor Rights Agreement") between the Company and the Cahill, Warnock Entities, the Company has agreed that so long as the

Cahill, Warnock Entities own at least 50% of the shares issuable or issued pursuant to warrants held by the Cahill, Warnock Entities), the Cahill, Warnock Entities have the right to nominate two directors to the Board of Directors of the Company. David L. Warnock and Donald W. Hughes are the two current directors who were nominated by the Cahill, Warnock Entities. Pursuant to the Investor Rights Agreement, the directors and executive officers of the Company have agreed, at each meeting of stockholders for the purpose of electing directors, to cast their eligible votes in favor of the nominees of the Cahill, Warnock Entities.

2 Edward L. Cahill, David L. Warnock and Donald W. Hughes are general partners of Cahill, Warnock Strategic Partners, L.P. ("Cahill, Warnock Partners"), the Fund's sole general partner, and the sole general partner of Strategic Associates. Each of David L. Warnock and Donald W. Hughes is also a director of the Company (see footnotes 6 and 11 to this table).

3 Includes (i) 42,000 shares which are owned jointly with Mr. Beck's wife, (ii) 9,375 shares owned by Mr. Beck's daughter, and (iii) 94,750 shares which Mr. Beck has the right to acquire upon the exercise of currently exercisable stock options or options that will become exercisable within 60 days. Excludes: 9,375 shares owned by Mr. Beck's wife, as to which Mr. Beck disclaims beneficial ownership.

4 Includes 8,125 shares which Mr. Berger has the right to acquire upon the exercise of currently exercisable stock options or stock options which become exercisable within 60 days, and excludes 2,500 shares which are the subject of options that are not currently exercisable.

5 Includes 40,000 shares which Ms. Cheevers has the right to acquire upon the exercise of currently exercisable stock options or stock options which become exercisable within 60 days.

6 Includes (i) 625,699 shares owned by the Cahill Warnock Entities, and (ii) 12,500 shares which Mr. Hughes has the right to acquire upon the exercise of options currently exercisable stock options or stock options which become exercisable within the next 60 days. Excludes 2,500 shares which are the subject of options that are not currently exercisable.

7 Includes 5,000 shares which Mr. Nguyen has the right to acquire upon the exercise of currently exercisable stock options pr options which become exercisable within the next 60 days. Excludes 2,500 shares which are the subject of options that are not currently exercisable.

8 Includes 211,875 shares which Mr. Simon has the right to acquire upon the exercise of currently exercisable stock options or stock options that will become exercisable within 60 days. Excludes: 375 shares of Common Stock owned by the retirement account of Mr. Simon's wife, as to which Mr. Simon disclaims beneficial ownership.

9 Includes 85,800 shares which Ms. Straley has the right to acquire upon the exercise of currently exercisable stock options or options that will become exercisable within 60 days.

10 Includes 10,000 shares which Mr. Struzzieri has the right to acquire upon the exercise of currently exercisable stock options or options which become exercisable within the next 60 days. Excludes 2,500 shares which are the subject of options that are not currently exercisable.

11 Includes (i) 625,699 shares owned by the Cahill Warnock Entities, and (ii) 14,375 shares which Mr. Warnock has the right to acquire upon the exercise of currently exercisable stock options or stock options which become exercisable within 60 days. Excludes 2,500 shares which are the subject of options that are not currently exercisable.

12 Includes 312,425 shares which officers and directors have the right to acquire upon the exercise of currently exercisable stock options or options which become exercisable within the next 60 days. Excludes 12,500 shares which are the subject of options that are not currently exercisable.

Item 12. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

In November 1998, the Company acquired substantially all of the assets of Mildred Elley. The Company financed the acquisition through the issuance of debentures, with warrants attached, pursuant to a Securities Purchase Agreement (the "Securities Purchase Agreement"), with the Cahill, Warnock Entities. Pursuant to the Securities Purchase Agreement, the Company: (i) issued and sold to the Cahill, Warnock Entities 8% Debentures due 2003 (the "Debentures"), dated October 28, 1998 (the "Purchase Closing Date"), in the aggregate principal amount of $4,000,000, (ii) issued and sold to the Cahill, Warnock Entities, as additional consideration for purchasing the Debentures, the Warrants to acquire an aggregate of 690,229.5 shares of the Company's Common Stock, which, on the Purchase Closing Date, constituted 20% of the Company's issued and outstanding common stock on a fully diluted basis, after giving effect to the transactions contemplated in the Securities Purchase Agreement and (iii) authorized the issuance and sale in the future to the Cahill, Warnock Entities of additional shares of the Company's Common Stock upon the Company's exercise of a put option, the terms and conditions of which are set forth in the Securities Purchase Agreement. The exercise price of the Warrants upon issuance was $1.40 per share of Common Stock, subject to certain antidilution adjustments set forth in the Warrants. On December 3, 1999, in exchange for the Cahill, Warnock Entities' consent, among other things, to subordinate the Debentures to certain financing the Company was seeking to obtain in connection with the implementation of the Company's strategic plan and pursuant to a Consent, Agreement and Amendment, dated as of December 3, 1999, among the Company and the Cahill, Warnock Entities, the Board of Directors of the Company approved a repricing of the Warrants to an exercise price of $1.125 per share of Common Stock, subject to the same antidilution adjustments referred to above. On October 1, 2002, the Company and the Cahill Warnock Entities agreed to an extension of the maturity date of the Debentures from October 28, 2003 until February 1, 2004. Using a portion of the proceeds from the sale of MLP and the sale/leaseback of the Company's headquarters building, both of which occurred in Fiscal 2003, the Company prepaid the outstanding Debentures in the fourth quarter of Fiscal 2003. A portion of the Warrants held by the Cahill, Warnock Entities expired at the end of Fiscal 2003. The Cahill Warnock Entities exercised its remaining 138,047 warrants outstanding in December 2004 (after the end of Fiscal 2004), resulting in additional paid-in capital to the Company of $155,303.

Pursuant to the Investor Rights Agreement between the Company and the Cahill, Warnock Entities, the Company has agreed that so long as the Cahill, Warnock Entities own at least 50% of the Warrants (or if the Warrants have been exercised, the shares issued pursuant thereto), the Cahill, Warnock Entities shall have the right to nominate two directors to the Board of Directors of the Company. David L. Warnock and Donald W. Hughes are the current directors who were nominated by the Cahill, Warnock Entities. Pursuant to the Investor Rights Agreement, the directors and executive officers have agreed, at each meeting of stockholders for the purpose of electing directors, to cast their eligible votes in favor of the nominees of the Cahill, Warnock Entities.

Pursuant to the acquisition of AEC in January 2005, the Company issued 12,000 shares of the Company's Common Stock to the former stockholders of AEC in a transaction not involving a public offering pursuant to the exemption from registration provided by Section 4(2) of the Securities Act. This Registration Statement is being filed pursuant to the Company's agreement to register such shares under the Securities Act.

Pursuant to the acquisition of ADI in July 2005, the Company issued 89,488 shares of the Company's Common Stock to the former stockholders of ADI who had elected to receive shares, in whole or in part in lieu of cash, in a transaction not involving a public offering pursuant to the exemption from registration provided by Section 4(2) of the Securities Act. This Registration Statement is being filed pursuant to the Company's agreement to register such shares under the Securities Act.

One of the Company's directors, Steven R. Berger, is a shareholder in Vedder, Price, Kaufman & Kammholz, P.C. The Company has retained Vedder, Price, Kaufman & Kammholz, P.C. as its special securities counsel, and the Company paid an aggregate of $200,710 and $59,351 in legal fees and expenses to Vedder Price in Fiscal 2005 and Fiscal 2004, respectively.

Item 13. EXHIBITS

(a) The following Exhibits are filed as part of this Report:

3.1 Certificate of Incorporation, dated August 22, 1991 filed with the Secretary of State of the State of Delaware (incorporated herein by reference to the exhibit contained in the Company's Quarterly Report on Form 10-QSB for the fiscal quarter ended January 31, 1999)

3.2 Certificate of Merger dated August 26, 1992, filed with the Secretary of State of the State of Delaware (incorporated herein by reference to the exhibit contained in the Company's Registration Statement on Form SB-2 under the Securities Act of 1933, as amended, filed with the Securities and Exchange Commission on July 7, 1993)

3.3 Certificate of Amendment of Certificate of Incorporation dated March 4, 1999, filed with the Secretary of State of the State of Delaware (incorporated herein by reference to the exhibit contained in the Company's Quarterly Report on Form 10-QSB for the fiscal quarter ended January 31, 1999)

3.4 Amended and Restated By-Laws (incorporated by reference to the exhibit contained in the Company's Registration Statement on Form S-3 (File No. 333-27659) under the Securities Act of 1933, as amended, filed with the Securities and Exchange Commission on May 22, 1997)

4.1 Specimen Certificate evidencing shares of Common Stock (incorporated herein by reference to the exhibit contained in the Company's Registration Statement on Form S-3 (File No. 333-75377) under the Securities Act of 1933, as amended, filed with the Securities and Exchange Commission on March 31, 1999)

4.2 Form of Warrant (incorporated by reference to the exhibit contained in the Company's Registration Statement on Form S-3 (File No. 333-27659) under the Securities Act of 1933, as amended, filed with the Securities and Exchange Commission on May 22, 1997)

4.3 Investor Rights Agreement, dated as of September 4, 1998, by and among the Company, Cahill Warnock Strategic Partners Fund, L.P., Strategic Associates, L.P., and the Individual Shareholders Named Therein (incorporated by reference to the exhibit contained in the Company's Current Report on Form 8-K, which was filed with the Securities and Exchange Commission on November 23, 1998 (the "November 1998 8-K"))

4.4 Registration Rights Agreement, dated as of September 4, 1998, by and among the Company, Cahill, Warnock Strategic Partners Fund, L.P., and Strategic Associates, L.P. (incorporated by reference to the exhibit contained in the November 1998 8-K)

4.5 Form of Warrant issued in connection with the Securities Purchase Agreement by and between the Company, Cahill, Warnock Strategic Partners Fund, L.P. and Strategic Associates, L.P. (incorporated by reference to the exhibit contained in the November 1998 8-K)

4.6	Amendment No. 1 to the Securities Purchase Agreement, dated as of March 8, 1999, among the Company, Cahill, Warnock Strategic Partners Fund, L.P. and Strategic Associates, L.P. (incorporated by reference to the exhibit contained in the Company's Annual Report on Form 10-KSB for the fiscal year ended October 31, 1999)
4.7	Consent, Agreement and Amendment, dated as of December 3, 1999, by and among the Company, Cahill, Warnock Strategic Partners Fund, L.P. and Strategic Associates, L.P. (incorporated by reference to the exhibit contained in the Company's Annual Report on Form 10-KSB for the fiscal year ended October 31, 1999)
4.8	Consent, Agreement and Amendment, dated as of October 1, 2002, by and among the Company, Cahill, Warnock Strategic Partners Fund, L.P. and Strategic Associates, L.P. (incorporated by reference to the exhibit contained in the Company's Annual Report on Form 10-KSB for the fiscal year ended October 31, 2002)
10.1	401(k) Plan (incorporated herein by reference to the exhibit contained in the Company's Registration Statement on Form SB-2 under the Securities Act of 1933, as amended, filed with the Securities and Exchange Commission on July 7, 1993)
10.2	Patent Assignment by Bertram Koslin to the Company (incorporated herein by reference to the exhibit contained in the Company's Registration Statement on Form SB-2 (File No. 33-65766) under the Securities Act of 1933, as amended, filed with the Securities and Exchange Commission on July 7, 1993)
10.3	Amended and Restated 1991 Stock Option Incentive Plan (incorporated herein by reference to the exhibit contained in the Company's Quarterly Report on Form 10-QSB for the fiscal quarter ended April 30, 1996)
10.4	Directors Stock Option Plan (incorporated herein by reference to the exhibit contained in the Company's Quarterly Report on Form 10-QSB for the fiscal quarter ended April 30, 1996)
10.5	2000 Stock Incentive Plan (incorporated herein by reference to the exhibit contained in the Company's Annual Report on Form 10-KSB for the fiscal year ended October 31, 2001)
10.6	Consultants Stock Incentive Plan (incorporated by reference to the exhibit contained in the Company's Quarterly Report on Form 10-QSB for the fiscal quarter ended April 30, 1997)
10.7	Employment Agreement with Andrew L. Simon (incorporated herein by reference to the exhibit contained in the Company's Quarterly Report on Form 10-QSB for the fiscal quarter ended April 30, 1996)
10.8	Employment Agreement with Linda G. Straley (incorporated herein by reference to the exhibit contained in the Company's Quarterly Report on Form 10-QSB for the fiscal quarter ended April 30, 1996)

10.9 Stock Purchase Agreement, dated as of January 2, 1997, between Beck Evaluation & Testing Associates, Inc., Connie K. Beck, Michael D. Beck, Amanda P. Beck and the Company, together with all schedules and exhibits thereto (incorporated by reference to the exhibit contained in the Company's Quarterly Report on Form 10-QSB for the fiscal quarter ended January 31, 1997)

10.10 Employment Agreement, dated as of January 2, 1997, between the Company and Michael D. Beck (incorporated by reference to the exhibit contained in the Company's Quarterly Report on Form 10-QSB for the fiscal quarter ended January 31, 1997)

10.11 Asset Sale Agreement, dated as of June 3, 2003, among Mildred Elley School, Inc., Touchstone Applied Science Associates, Inc., TASA Educational Services Corporation, Faith A. Takes and Empire Education Corporation (incorporated by reference to the exhibit contained in the Company's Current Report on Form 8-K, as amended, which was filed with the Securities and Exchange Commission on June 18, 2003, as amended on September 15, 2003 (the "ME 8-K"))

10.12 Escrow Agreement, dated as of June 3, 2003, by and among Mildred Elley School, Inc., Touchstone Applied Science Associates, Inc., TASA Educational Services Corporation, Empire Education Corporation, and Hodgson Russ LLP, as escrow agent. (incorporated by reference to the exhibit contained in the ME 8-K)

10.13 Securities Purchase Agreement, dated as of September 4, 1998, by and among the Company, Cahill Warnock Strategic Partners Fund, L.P., and Strategic Associates, L.P. (incorporated by reference to the exhibit contained in the November 1998 8-K)

10.14 Contract of Sale, dated as of January 31, 2003, between the Company and 26 Palmer, LLC (incorporated by reference to the exhibit contained in the Company's Quarterly Report on Form 10-QSB for the fiscal quarter ended January 31, 2003)

10.15 Agreement of Lease between the Company and 26 Palmer, LLC (incorporated by reference to the exhibit contained in the Company's Quarterly Report on Form 10-QSB for the fiscal quarter ended January 31, 2003)

10.16 Stock Purchase Agreement, dated as of January 1, 2005, by and between Pasquale J. DeVito, Ph.D. and Richard S. Zusman, Ed.D., and Touchstone Applied Science Associates, Inc. (incorporated by reference to the exhibit contained in the Company's Current Report on Form 8-K, filed January 21, 2005)

10.17 Employment Agreement, dated as of January 1, 2005, between Assessment and Evaluation Concepts Inc. and Richard S. Zusman, Ed.D. (incorporated by reference to the exhibit contained in the AEC 8-K)

10.18 Employment Agreement, dated as of January 1, 2005, between Assessment and Evaluation Concepts Inc. and Pasquale J. DeVito, PH.D. (incorporated by reference to the exhibit contained in the AEC 8-K)

10.19	Stock Purchase Agreement, dated June 15, 2005, by and among Martin Borg, Kevin Byrne, Karen Gerard, Brad Begley, Russell Leverenz, and Debbie Leverenz, and Touchstone Applied Science Associates, Inc. (incorporated by reference to the exhibit to the Company's Current Report on Form 8-K, filed June 20, 2005, as amended) (the "ADI 8-K")
10.20	Employment Agreement, dated as of July 1, 2005, between Achievement Data, Inc. and Martin Borg (incorporated by reference to the exhibit contained in the AEC 8-K)
10.21	Loan Agreement, dated July 1, 2005, between the Company and Hudson United Bank (incorporated by reference to the exhibit contained in the ADI 8-K)
21	Subsidiaries of the Company (filed herewith)
23	Consent of Lazar, Levine & Felix LLP (filed herewith)
31	Certification by Chief Executive Officer and Chief Financial Officer (filed herewith)
32	Certification by Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith)

Item 14. Principal Accountant Fees and Services

The Board of Directors of the Company appointed, and the Audit Committee confirmed, the firm of Lazar, Levine & Felix LLP ("Lazar") as its independent auditors for the 2005 fiscal year. Lazar has been serving the Company in this capacity since September 1995. In Fiscal 2005 and Fiscal 2004, the Company incurred the following professional fees from Lazar:

Audit Fees. In Fiscal 2005 and Fiscal 2004, the Company incurred $184,710 and $62,283, respectively, in fees in connection with the audits of the Company's annual financial statements for the fiscal years ended October 31, 2005 and October 31, 2004, respectively, and for the reviews of the financial statements of the Company included in the Company's quarterly reports for such fiscal years.

Audit-Related, Tax and Other Fees. The Company did not incur any fees to Lazar in Fiscal 2005 or Fiscal 2004 for audit-related services or for services related to tax compliance, tax planning, and reporting, or for other types of services.

Audit Committee Policies. The Audit Committee believes that, on the basis of the relevant facts and circumstances pertaining to that firm's engagement by the Company, Lazar satisfies the requirements for independence from the Company. Consistent with Sarbanes-Oxley and the SEC regulations promulgated thereunder, the Audit Committee has established a policy to pre-approve all audit and permissible non-audit services to be performed by the Company's independent accountants.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Board of Directors
Touchstone Applied Science Associates, Inc. and Subsidiaries
Brewster, NY

We have audited the accompanying consolidated balance sheets of Touchstone Applied Science Associates, Inc. and Subsidiaries as of October 31, 2005 and 2004, and the related consolidated statements of income, changes in stockholders' equity and cash flows for the three fiscal years ended October 31, 2005. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Touchstone Applied Science Associates, Inc. and Subsidiaries as of October 31, 2005 and 2004 and the results of its operations and its cash flows for the three fiscal years ended October 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

Lazar Levine & Felix LLP
New York, New York
January 19, 2006

TOUCHSTONE APPLIED SCIENCE ASSOCIATES, INC.
AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	October 31,	
	2005	2004
ASSETS		
Current assets:		
Cash and temporary investments	$ 1,289,630	$ 1,751,487
Accounts receivable, net of allowance for doubtful accounts of $2,683 and $4,417, respectively	2,886,915	1,526,559
Inventories	467,762	431,196
Prepaid expenses and other current assets	397,420	338,354
Restricted cash	20,347	21,954
Deferred income taxes	571,417	536,440
Total current assets	5,633,491	4,605,990
Property, plant and equipment - net of accumulated depreciation of $488,863 and $284,567, respectively	675,999	525,319
Other assets:		
Test passage bank and test development, net of accumulated amortization of $3,579,751 and $3,174,865, respectively	2,750,239	2,227,077
Goodwill	1,969,542	198,159
Deferred income taxes	492,677	807,672
Other assets	252,931	326,289
Total assets	$11,774,879	$8,690,506

See notes to consolidated financial statements.

TOUCHSTONE APPLIED SCIENCE ASSOCIATES, INC.
AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (Continued)

	October 31,	
	2005	2004
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Lines of credit	$ --	$ --
Current maturities of long-term debt	166,750	28,606
Accounts payable	489,428	119,448
Accrued expenses	1,427,963	1,288,230
Other liabilities	317,529	62,316
Deferred gain on sale of building – current portion	125,439	125,439
Total current liabilities	2,527,109	1,624,039
Long-term debt:		
Long-term debt, net of current portion	1,396,212	120,291
Deferred gain on sale of building, net of current portion	836,255	961,692
Total liabilities	4,759,576	2,706,022
Commitments and contingencies		
Stockholders' equity:		
Preferred stock, $.0001 par value, 5,000,000 shares authorized, 0 shares-issued and outstanding	--	--
Common stock, $.0001 par value, 20,000,000 shares authorized, 2,909,738 and 2,627,703 shares issued and outstanding, respectively	291	263
Additional paid-in capital	6,164,387	5,609,480
Subscriptions receivable	--	(920)
Retained earnings	850,625	375,661
Total stockholders' equity	7,015,303	5,984,484
Total liabilities and stockholders' equity	$11,774,879	$8,690,506

See notes to consolidated financial statements.

TOUCHSTONE APPLIED SCIENCE ASSOCIATES, INC.
AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

	Fiscal Years Ended October 31,		
	2005	2004	2003
Net revenue	$11,686,649	$11,185,254	$9,761,638
Cost of goods sold	5,990,327	5,795,758	5,075,148
Gross profit	5,696,322	5,389,496	4,686,490
Operating expenses:			
Selling expenses	1,432,287	1,278,178	1,453,190
General and administrative expenses	3,566,373	2,819,770	2,189,318
Total operating expenses	4,998,660	4,097,948	3,642,508
Income from operations	697,662	1,291,548	1,043,982
Other income (expense):			
Gain on sale/leaseback of building	125,439	125,439	41,813
Interest expense, net	(24,069)	(1,936)	(403,940)
Income before income taxes	799,032	1,415,051	681,855
Income taxes	324,068	592,448	326,540
Income from continuing operations	474,964	822,603	355,315
Income (loss) from discontinued operations:			
Loss from operations net of income tax (benefit) of $(248,127) in Fiscal 2003	--	--	(372,190)
Income (loss) on disposal, net of income tax expense of $309,349 in Fiscal 2003	--	--	552,408
Income (loss) from discontinued operations	--	--	180,218
Net income	$ 474,964	$ 822,603	$ 535,533

See notes to consolidated financial statements.

TOUCHSTONE APPLIED SCIENCE ASSOCIATES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (Continued)

	Fiscal Years Ended October 31,		
	2005	2004	2003
Weighted average shares outstanding:			
Basic	2,807,275	2,614,662	2,596,252
Diluted	3,023,262	2,870,327	2,661,014
Basic earnings per share			
Continuing operations	$ .17	$ .31	$ .14
Discontinued operations	--	--	.07
	$ .17	$ .31	$ .21
Diluted earnings per share			
Continuing operations	$ .16	$ .29	$ .13
Discontinued operations	--	--	.07
	$ .16	$ .29	$ .20

See notes to consolidated financial statements.

TOUCHSTONE APPLIED SCIENCE ASSOCIATES, INC.
AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

	Preferred Stock		Common Stock		Additional Paid-in Capital	Deferred Interest	Subscriptions Receivable	Retained Earnings (Deficit)
	Shares	Amount	Shares	Amount				
Balance at October 31, 2002	--	$ --	2,594,453	$ 259	$5,538,393	$(117,293)	$ --	$ (982,475)
Exercise of employee stock options	--	--	9,000	1	10,275	--	--	--
Interest expense	--	--	--	--	--	117,293	--	--
Net income	--	--	--	--	--	--	--	535,533
Balance at October 31, 2003	--	--	2,603,453	260	5,548,668	--	--	(446,942)
Issuance of warrants	--	--	--	--	42,700	--	--	--
Exercise of employee stock options	--	--	24,250	3	18,112	--	(920)	--
Net income	--	--	--	--	--	--	--	822,603
Balance at October 31, 2004	--	--	2,627,703	263	5,609,480	--	(920)	375,661
Exercise of employee stock options	--	--	42,500	4	28,986	--	--	--
Stock subscription received	--	--	--	--	--	--	920	--
Acquisition of AEC	--	--	12,000	1	38,999	--	--	--
Acquisition of ADI	--	--	89,488	9	331,633	--	--	--
Exercise of warrants	--	--	138,047	14	155,289	--	--	--
Net Income	--	--	--	--	--	--	--	474,954
Balance at October 31, 2005	--	--	2,909,738	$291	$6,164,387	$ --	$ --	$850,625

See notes to consolidated financial statements.

TOUCHSTONE APPLIED SCIENCE ASSOCIATES, INC.
AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Fiscal Years Ended October 31,		
	2005	2004	2003
OPERATING ACTIVITIES			
Net income	$ 474,964	$ 822,603	$ 535,533
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	679,008	587,626	605,310
Deferred interest	--	--	117,293
Deferred income taxes	280,018	516,916	252,759
(Income) on discontinued operations	--	--	(861,757)
Bad debt expense	(1,732)	--	(17,463)
(Gain) on sale/leaseback of building	(125,439)	(125,439)	(41,813)
Changes in operating assets and liabilities:			
Restricted cash	1,607	(498)	(21,456)
Accounts receivable	(1,219,977)	(566,572)	128,583
Inventories	(36,566)	80,214	(82,668)
Prepaid expenses	(55,555)	(8,906)	108,087
Other assets	(866)	--	(1,388)
Other liabilities	255,213	62,316	--
Accounts payable and accrued expenses	299,900	213,355	(32,666)
NET CASH FLOWS FROM OPERATING ACTIVITIES	550,575	1,581,615	688,354
INVESTING ACTIVITIES			
Test passage bank and test development	(928,048)	(480,463)	(355,518)
Software development costs	--	(13,971)	(175,682)
Prepublication costs	--	(135,927)	(169,960)
Proceeds from the sale of building	--	--	2,875,000
Cash and fees paid to acquire stock of Achievement Data, Inc. ("ADI")	(1,318,350)	--	--
Cash and fees paid to acquire stock of Assessment & Evaluation Concepts, Inc. ("AEC")	(83,000)	--	--
Proceeds from the sale of discontinued operations	--	--	4,070,000
Closing costs on sale of building	--	--	(161,891)
Closing costs on sale of discontinued operations	--	--	(556,037)
Acquisition of fixed assets	(270,279)	(291,294)	(299,174)
NET CASH FLOWS FROM INVESTING ACTIVITIES	(2,599,677)	(921,655)	5,226,738

See notes to consolidated financial statements.

TOUCHSTONE APPLIED SCIENCE ASSOCIATES, INC.
AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

	Fiscal Years Ended October 31,		
	2005	2004	2003
FINANCING ACTIVITIES			
Repayment of subordinated debt	--	--	(3,530,141)
Proceeds from the exercise of employee stock options	28,990	17,195	10,275
Proceeds from the exercise of warrants	155,303	--	--
Loan costs	(12,033)	--	--
Stock subscriptions received	920	--	--
Proceeds from long-term debt	1,451,482	118,497	38,000
Repayment of long-term debt	(37,417)	(7,600)	(1,585,700)
NET CASH FLOWS FROM FINANCING ACTIVITIES	1,587,245	128,092	(5,067,566)
NET CHANGE IN CASH AND TEMPORARY INVESTMENTS	(461,857)	788,052	847,526
CASH AND TEMPORARY INVESTMENTS AT BEGINNING OF PERIOD	1,751,487	963,435	115,909
CASH AND TEMPORARY INVESTMENTS AT END OF PERIOD	$1,289,630	$1,751,487	$963,435
SUPPLEMENTAL CASH FLOW INFORMATION:			
Cash paid during the year for:			
Interest	$ 35,234	$ 5,621	$ 404,333
Income taxes	$ 7,683	$ 57,158	$ 34,442
Noncash investing and financing activities:			
Stock issued in acquisition of AEC	$ 39,000	$ --	$ --
Stock issued in acquisition of ADI	$ 331,650	$ --	$ --

See notes to consolidated financial statements.

TOUCHSTONE APPLIED SCIENCE ASSOCIATES, INC.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization

Touchstone Applied Science Associates, Inc. (the "Company") develops, publishes and distributes a proprietary line of tests specifically to meet clients' measurement specifications to elementary and secondary schools, colleges and universities throughout the United States. The remainder of the Company's continuing operations is comprised of Beck Evaluation & Testing Associates, Inc. ("BETA"), Assessment & Evaluation Concepts, Inc. ("AEC") (effective January 2005) and Achievement Data, Inc. ("ADI") (effective July 2005), companies which design, develop and evaluate assessment needs for schools, school districts and test and textbook publishers throughout the United States. The Company's instructional segment was comprised of Modern Learning Press, Inc. ("MLP"). Substantially all the assets of MLP were sold in July 2003 (Note 2). The Company's educational delivery segment was comprised of TASA Educational Services Corporation ("TESC"), and MESI Acquisition Corp. ("Elley"), the assets of which were sold in June 2003 (Note 2).

The Company was originally incorporated in the State of New York in 1976. In August 1991, the Company changed its corporate domicile to Delaware by merger into a Delaware corporation created exclusively for that purpose.

The Company operates through different subsidiaries, but management believes that all such subsidiaries constitute a single operating segment since the subsidiaries have similar economic characteristics.

Principles of Consolidation and Basis of Presentation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, BETA, ADI, AEC, MLP, TESC and Elley. All material intercompany transactions have been eliminated in consolidation. Due to the sale of assets of Elley, TESC and MLP, the operations of the instructional and educational delivery segments have been reflected as discontinued operations (Note 2). MLP and TESC were dissolved in Fiscal 2004, and Elley was dissolved in Fiscal 2005.

Goodwill

In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations", which applies to all business combinations initiated after June 30, 2001, and No. 142, "Goodwill and Other Intangible Assets", effective for fiscal years beginning after December 15, 2001. Under the rules, the pooling of interests method of accounting for acquisitions is no longer allowed and goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests in accordance with the Statements.

The Company applied the rules for goodwill and other intangible assets beginning in the first quarter of the fiscal year ending October 31, 2003. The Company performed the first of the required impairment tests of goodwill as of November 1, 2002 and performed the annual tests at October 31, 2005 and 2004, and has determined there to be no impairment of the remaining goodwill on those dates. The net carrying value of goodwill at October 31, 2005 is $198,159 for BETA, $118,074 for AEC and $1,653,309 for ADI. The net carrying value of goodwill at October 31, 2004 was $198,159 for BETA.

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

Cash and Temporary Investments

Cash and temporary investments include all cash balances on hand and short-term, highly liquid investments with original maturities of three months or less.

Accounts Receivable

Accounts receivable consists of the following:

	October 31,	
	2005	2004
Billed	$2,559,630	$1,526,559
Unbilled (costs in excess of billings)	327,285	--
	$2,886,915	$1,526,559

Management expects that the unbilled accounts receivable will be collected; therefore, no allowance for doubtful accounts has been recorded on this balance. Allowance for doubtful accounts of $2,683 and $4,417, at October 31, 2005 and 2004, respectively, is based on prior collection experience and pertain to billed accounts receivable.

Inventories

Inventories based on the nature of the Company's operations consist solely of finished goods. These are stated at the lower of cost (first-in, first-out method) or market.

Property, Plant and Equipment

Property, plant and equipment are stated at cost. The Company provides for depreciation generally on an accelerated method (double-declining balance) for personal property and on the straight-line method for real property, by charges to income at rates based upon estimated recovery periods as follows:

Building (until its sale)	31-1/2 years
Building improvements (until its sale)	15 to 31-1/2 years
Leasehold improvements	10 years (shorter of lease term or useful life)
Furniture, fixtures and equipment	5 to 7 years

Income Taxes

The Company has elected to file a consolidated Federal income tax return with its subsidiaries. The Company's deferred income taxes arise principally from the net operating losses and other timing differences. Income taxes are reported based upon Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes". (Note 12).

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

Intangible Assets and Deferred Charges

Software Development

The Company accounts for costs associated with the development of software products pursuant to SFAS No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed". Pursuant to these rules for product development, the work performed prior to the determination of technological feasibility is treated as research and development costs and is expensed as incurred. From the point a project obtains technological feasibility until it is ready for sale, the payroll and payroll-related charges and any direct material costs are capitalized. Capitalization of computer software costs is discontinued when the product is available to be sold.

As of October 31, 2005, 2004 and 2003, unamortized software development costs totaled $60,243, $84,939 and $243,655, respectively, and were included as a component of other assets within the Company's consolidated balance sheets.

Test Passage Bank and Test Development

The test passage bank is principally comprised of payroll and payroll-related costs as well as freelance consulting costs expended in the development of test passages which are used in the creation of the Company's tests. The process of writing and calibrating a test passage takes approximately two years, and all costs associated with the process in the cost of production of each test passage and the cost of calibration of each test passage are direct costs and are capitalized during this period. Amortization of these costs begins once the development period has elapsed, which in most cases, represents the point in time at which the new test passage is placed into the test passage bank and becomes available to be utilized within the Company's existing tests, or the point in time at which a newly developed test becomes available for sale. Costs capitalized in connection with the development of passages used in the Company's Degrees of Reading Power Test ("DRP") have been estimated to have a useful life of eleven years and, accordingly, are being amortized over an eleven-year period. Costs capitalized in connection with the development of passages used in all other of the Company's tests have been estimated to have a useful life of seven years and, accordingly, are being amortized over a seven-year period. On October 31, 2005 and 2004, the Company tested the test passage bank and test development costs for potential impairment using the discounted cash flow method. At that time, the Company deemed no impairment had occurred.

Amortization

Certain capitalized costs are amortized using the straight-line method over a period of five (5) years for software development and seven to eleven (7-11) years for test passage bank and test development costs. Loan origination costs (Note 8) are being amortized using the straight-line method over the term of the indebtedness. As of October 31, 2005, unamortized loan origination costs totaled $11,231. Amortization expense from continuing operations totaled $491,142, $486,274, and $522,584, for the fiscal years ended October 31, 2005, 2004, and 2003, respectively.

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

Estimated amortization expense for the next five years is as follows:

Year ending October 31,	
2006	$480,327
2007	$470,369
2008	$393,476
2009	$178,175
2010	$132,345

Other Liabilities

As of October 31, 2005, other liabilities consist of a customer advance in the amount of $294,608 and billings in excess of costs in the amount of $22,921. As of October 31, 2004, billings in excess of costs amounted to $62,316.

Accrued Expenses

Accrued expenses consist of the following:

	October 31,	
	2005	2004
Retirement plans	$ 262,723	$ 238,107
Commissions	11,109	14,651
Salary	174,590	256,510
Professional fees	208,828	100,565
Royalties	12,571	25,054
Outside services	212,024	127,939
Rent	93,084	61,742
Purchases	93,405	--
Consulting	128,573	42,848
Other	231,056	483,130
	$ 1,427,963	$1,350,546

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and temporary investments and accounts receivable. The Company maintains substantially all its cash balances and temporary investments in a limited number of financial institutions. The balances are insured by the Federal Deposit Insurance Corporation up to $100,000. At October 31, 2005 and 2004, the Company's uninsured cash balances and temporary investments totaled $1,102,081 and $1,551,086, respectively. The Company performs periodic reviews of the relative credit rating of its banks to lower its risk. The Company believes that concentration with regards to accounts receivable is limited due to its large customer base.

TOUCHSTONE APPLIED SCIENCE ASSOCIATES, INC.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue Recognition

Revenues from the Company's sales of its proprietary tests, including sales of their related ancillary materials and performance of scoring services are recognized when the Company ships the physical product from its warehouse or when the revenues have been realized or become realizable and have been earned pursuant to Staff Accounting Bulletin No. 104, "Revenue Recognition". Shipping charges are included in revenue in the accompanying consolidated statements of income. The Company's revenue from the performance of assessment, consulting and psychometric services under long term contracts are recognized on the percentage of completion basis pursuant to the provisions of Statement of Position No. 81-1, "Accounting for Performance of Construction-type and Certain Production-type Contracts" and Accounting Research Bulletin ("ARB") No. 45, "Long-term Construction-type Contracts". For each contract, the Company compares the costs incurred in the course of performing such contract during a reporting period to the total estimated costs of full performance of the contract and recognizes a proportionate amount of revenue for such period. In addition, the Company records revenue from software pursuant to the provisions of Statement of Position No. 97-2, "Software Revenue Recognition", and in the Statement of Position No. 98-9, "Modification of SOP 97-2, Software Revenue Recognition With Respect to Certain Transactions".

Rights of Return

There is a right of return on test booklets, answer sheets and certain software products. Upon return within a specified period, a credit is issued, with certain chargeoffs, or, in the case of software products, the item is replaced. Historically, the Company's returns have been insignificant. As a result, no reserve has been provided.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and make disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value

The Company has a number of financial instruments, none of which is held for trading purposes. The Company estimates that the fair value of all financial instruments at October 31, 2005 and 2004 does not differ materially from the aggregate carrying values of these financial instruments recorded in the accompanying consolidated balance sheets. The carrying value of cash and temporary investments, accounts receivable, accounts payable and accrued expenses approximate their fair value because of the short-term nature of these financial instruments. The carrying value of long-term debt approximates fair value as the rate of interest on the debt approximates the market rate of interest as of October 31, 2005 and 2004. Considerable judgment is necessarily required in interpreting market data to develop the estimates of fair value, and accordingly, the estimates are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

Stock Based Compensation

In October 1995, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123, "Accounting for Stock-Based Compensation". The Company currently accounts for its stock-based compensation plans using the accounting prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees". As the Company is not yet required to adopt the fair value based recognition provisions prescribed under SFAS No. 123, as amended, it has elected only to comply with the disclosure requirements set forth in the statement which includes disclosing pro forma net income and earnings per share as if the fair value based method of accounting had been applied.

The fair value of each option grant was estimated on the date of the grant using the Black-Scholes option-pricing model with the following weighted average assumptions for the fiscal years ended October 31, 2005, 2004, and 2003, respectively: expected volatility of 121% to 138%, 109% and 142%, respectively; risk free interest rate of 4.05% to 4.23%, 3.00% and 3.63%, respectively; and expected lives of 5 to 10 years.

The effects of applying SFAS No. 123, as amended, in the below *pro forma* disclosures are not indicative of future amounts as they do not include the effects of awards granted prior to Fiscal 1996. Additionally, future amounts are likely to be affected by the number of grants awarded since additional awards are generally expected to be made at varying amounts.

The *pro forma* net income and income per share consists of the following:

	Fiscal Years Ended October 31,		
	2005	2004	2003
Net income as reported	$ 474,964	$ 822,603	$ 535,533
Effect of stock options, net of tax	(290,650)	(138,993)	(18,443)
Pro forma net income	$ 184,314	$ 683,610	$ 517,090
Historic basic earnings per share	$ .17	$ .31	$ .21
Historic diluted earnings per share	$ .16	$ .29	$ .20
Pro forma basic earnings per share	$ .07	$ .26	$ .20
Pro forma diluted earnings per share	$ .06	$ .24	$ .19

See disclosure regarding the adoption of SFAS No. 123(R) summarized below in the Recently Issued Accounting Pronouncements disclosure.

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

Earnings per Share

Earnings per share for each of the fiscal years ended October 31, 2005, 2004, and 2003 was computed by dividing net income by the weighted average number of common and common equivalent shares outstanding and also was adjusted for the assumed conversion of shares issuable upon the exercise of options and warrants in accordance with SFAS No. 128, "Earnings Per Share". The total potential dilutive common shares excluded from this computation due to the anti-dilution effect, totaled 588,227, 560,595 and 661,238 in the fiscal years ended October 31, 2005, 2004 and 2003, respectively. The reconciliation between basic and diluted average shares outstanding is as follows:

	Fiscal Years Ended October 31,		
	2005	2004	2003
Basic weighted average shares outstanding	2,807,275	2,614,662	2,596,252
Dilutive effect of stock options	212,227	170,678	64,762
Dilutive effect of warrants	3,760	84,987	--
Diluted weighted average shares outstanding	3,023,262	2,870,327	2,661,014

Marketing and Promotional Costs

Marketing and promotional costs are expensed as incurred and totaled $343,025, $304,453 and $353,531 from continuing operations for the fiscal years ended October 31, 2005, 2004 and 2003, respectively. Such costs are included in selling expenses in the accompanying consolidated statements of income.

Shipping Costs

The Company classifies shipping costs as a component of selling expenses. Shipping costs from continuing operations totaled $72,627, $73,083 and $72,893 for the years ended October 31, 2005, 2004 and 2003, respectively.

Recently Issued Accounting Pronouncements

In November 2004, the FASB issued Statement No. 151, "Inventory Costs". This statement amends the guidance in ARB 43 (Chapter 43 – Inventory Pricing) to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material (spoilage). SFAS No. 151 requires that such items be recognized as current period charges. SFAS No. 151 is effective for fiscal years beginning after June 15, 2005 and is not expected to have a material impact on the consolidated financial statements of the Company.

In December 2004, the FASB issued Statement No. 153, "Exchange of Non-monetary Assets – an amendment of APB No. 29". Statement No. 153 eliminates the exception to fair value for exchanges of similar productive assets and replaces it with a general exception for exchange transactions that do not have commercial substance, defined as transactions that are not expected to result in significant changes in non-monetary assets occurring after June 15, 2005. The application of this statement is not expected to have a material impact on the consolidated financial statements of the Company.

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

In December 2004, the FASB issued a revision of SFAS No. 123 "Share-Based Payment" ("SFAS No. 123(R)"). The statement establishes standards for the accounting for transactions in which an entity exchanges its equity investments for goods and services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity's equity instruments or that may be settled by the issuance of those equity instruments. The statement does not change the accounting guidance for share-based payments with parties other than employees.

The statement requires a public entity to measure the cost of employee service received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exception). That cost will be recognized over the period during which an employee is required to provide service in exchange for the award (usually the vesting period). A public entity will initially measure the cost of employee services received in exchange for an award of a liability instrument based on its current fair value; the fair value of that award will be remeasured subsequently at each reporting date through the settlement date. Changes in fair value during the requisite service period will be recognized as compensation over that period.

The grant-date for fair value of employee share options and similar instruments will be estimated using option-pricing models adjusted for the unique characteristics of these instruments. The Company will be required to comply with this pronouncement with periods beginning after December 15, 2005. The Company will be adopting SFAS No. 123(R) for the Company's fiscal year ending October 31, 2007. The adoption of this pronouncement is expected to affect the Company's consolidated statements of income in future periods. The amount of the effect cannot be measured at this time. The Company is currently evaluating the impact of SFAS No. 123(R) on its consolidated financial statements. As the Company currently accounts for share-based compensation using the intrinsic value method as allowed by APB Opinion No. 25, the adoption of the fair value method under SFAS No. 123(R) will have an impact on the Company's results of operations.

In June 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections" – a replacement of APB Opinion No. 20 (Accounting Changes) and FASB No. 3 (Reporting Accounting Changes in Interim Financial Statements), which changed the requirements for the accounting for and reporting of a change in accounting principle. This statement requires retrospective application to prior periods' financial statements of changes in accounting principle unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. When it is impracticable to determine the period-specific effects of an accounting change on one or more individual prior periods presented, this statement requires that the new accounting principle be applied to the balances of assets and liabilities as of the beginning of the earliest period for which retrospective application is practicable and that a corresponding adjustment be made to the opening balance of retained earnings (or other appropriate components of equity or net assets in the statement of financial position) for that period rather than being reported in an income statement. When it is impracticable to determine the cumulative effect of applying a change in accounting principle to all prior periods, this statement requires the new accounting principle be applied as if it were adopted prospectively from the earliest date practicable. Statement No. 154 is effective for accounting changes and error corrections made in fiscal years beginning after December 15, 2005.

Reclassifications

The Company has reclassified the presentation of certain prior year information to the current year presentation.

NOTE 2 -- SALE OF NON-CORE SEGMENTS/DISCONTINUED OPERATIONS

With the advent of the No Child Left Behind legislation, the Company made the strategic decision to refocus itself in the assessment segment of the K-12 market.

Instructional Segment

In July 2003, the Company sold substantially all the assets of Modern Learning Press, Inc.("MLP"), its wholly-owned subsidiary and the sole component of the Company's instructional segment to Delta Education, LLC ("Delta") for, $4,020,000 and Delta assumed certain related liabilities. In addition, the Company was responsible, for the payment of up to $200,000 of certain royalties for a one year period from June 1, 2003 through May 31, 2004. The Company paid royalties based on historical amounts of approximately $175,000, which has reduced the gain from the sale of the segment. The Company retained the business and assets related to its test preparation materials, Kingsbridge Press, which it considers consistent with the activities of its sole remaining segment. The Company recorded a gain on the disposal of the Instructional segment totaling $1,748,272 less taxes of $699,309. Revenues from the Instructional Segment totaled $1,321,278 for the period November 1, 2002 through the date of sale.

In addition, the Company entered into a transitional services agreement with Delta, whereby the Company would continue to pay the rent and employee costs of MLP through October 31, 2003 for consideration of $130,000. On October 31, 2003, the facilities utilized by MLP were closed and the employees terminated. The Company recorded these termination costs as a cost of the sale of the segment.

Educational Delivery Segment

On June 3, 2003, the Company sold substantially all the assets of Elley. Pursuant to the agreement, the Company received $50,000. In addition, the Company will receive 25 percent of the proceeds from any sale or refinancing of the school by the purchaser to a third party, which must take place within seven years. The assets sold constitute substantially all the assets and operations of the Company's educational delivery segment. The Company recorded a loss on the disposal of Elley totaling $974,901, and a tax benefit of $389,960, to reflect the change in the fair value of the net assets sold during the period November 1, 2002 through June 3, 2003. The revenues for the delivery segment were $3,225,417 and $5,882,026 for the period from November 1, 2002 through June 3, 2003, the date of sale, and the fiscal year ended October 31, 2002, respectively.

NOTE 3 – ACQUISITIONS

Assessment and Evaluation Concepts, Inc.

In January 2005, the Company acquired all of the outstanding stock of Assessment and Evaluation Concepts Inc. ("AEC") for $122,000 consisting of $83,000 in cash and 12,000 shares of the Company's common stock. The value of the shares issued was determined based on the average market price of the Company's common stock over the two-day period before and after the date of the acquisition. In addition, options to purchase 50,000 shares of the Company's common stock were granted pursuant to the 2000 Plan on the date of the closing exercisable at $3.06 per share, the fair market value on that date. The options are exercisable commencing one year from the closing, through January 2015. The operations of AEC are included in the consolidated financial statements since the date of acquisition.

The following table summarizes the estimated fair value of the assets acquired at the date of acquisition:

Accounts receivable	$ 22,930
Goodwill	99,070
Total and net assets acquired	$122,000

Achievement Data, Inc.

On July 1, 2005, the Company acquired all of the outstanding stock of Achievement Data, Inc. ("ADI"). ADI provides on-line testing capabilities to state testing programs and also offers an electronic testing engine. The total consideration paid by the Company for the ADI stock was $1,650,000, consisting of $1,155,000 in cash, the issuance of 89,488 shares of Common Stock of the Company (valued at approximately $331,650, based on the average of closing prices for the Company's Common Stock for the five trading days preceding the closing) and $163,350 in subordinated promissory notes issued to two of the former stockholders of ADI. The promissory notes incur interest at the rate of 5% per annum and are payable through six semi-annual installments of principal plus interest. The operations of ADI are included in the consolidated financial statements since the date of acquisition.

The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition:

Current assets	$ 53,530
Accounts receivable	138,645
Property, plant and equipment	73,756
Goodwill	1,435,368
Total assets acquired	1,701,299
Current liabilities	(51,299)
Total liabilities	(51,299)
Net assets acquired	$1,650,000

NOTE 3 -- ACQUISITIONS (continued)

The following unaudited *pro forma* income statement data presents the consolidated results of operations of the Company had the acquisitions of AEC and ADI occurred at the beginning of the earliest period presented:

	Year Ended October 31,	
	2005	2004
Net revenue	$12,968,960	$12,658,228
Net income	$537,798	$951,112
Basic earnings per share	$.19	$.35
Diluted earnings per share	$.17	$.32

The above *pro forma* information does not purport to be indicative of what would have occurred had the acquisitions been made as of such date or the results which may occur in the future.

NOTE 4 - PROPERTY, PLANT AND EQUIPMENT

	October 31,	
	2005	2004
Leasehold improvements	$ 288,190	$253,290
Furniture, fixtures and equipment	876,672	556,596
	1,164,862	809,886
Less: accumulated depreciation	488,863	284,567
	$ 675,999	$525,319

Depreciation expense for the fiscal years ended October 31, 2005, 2004, and 2003 was $187,866, $101,352 and $82,726, respectively.

NOTE 5 -- SALE-LEASEBACK; COMMITMENTS

In July 2003, the Company sold its headquarters building to 26 Palmer LLC for $2,875,000. The building and related improvements had a net book value of $1,458,481. The Company reported a gain on the sale totaling $1,254,383, net of closing costs totaling $162,136 in fiscal 2003. The building was then leased back to the Company under a ten-year lease agreement. As a result of the sale/leaseback, the gain is being recognized over the term of the lease at $125,439 per year. Among other provisions, the lease provides for additional rent to be paid by the Company for real estate taxes and insurance.

NOTE 5 – SALE-LEASEBACK; COMMITMENTS (continued)

The Company also has three-year leases for both its Texas and Minnesota offices for payments aggregating $26,414 and $96,000, respectively, over the next two years. In addition, the Company has leases on certain of its equipment. Future minimum rentals on these operating leases are as follows:

Year ending October 31,	
2006	$ 424,763
2007	420,686
2008	347,193
2009	355,250
2010	365,835
2011 and thereafter	1,062,995
	$ 2,976,722

Rent expense was $381,848, $361,409 and $128,090 for the fiscal years ended October 31, 2005, 2004 and 2003, respectively.

NOTE 6 - LINES OF CREDIT

The Company obtained a line of credit totaling $1,000,000 from a bank. Borrowings under the line of credit accrue interest at the bank's prime rate plus one percent (1.0%) per annum, and the line of credit, as amended, expires on April 1, 2006. The line of credit is collateralized by the Company's accounts receivable and inventory and contains financial covenants pertaining to the maintenance of working capital and debt service coverage. As of October 31, 2005, the Company was in compliance with all such covenants. There were no outstanding borrowings under this line as of October 31, 2005 and 2004.

NOTE 7– MORTGAGE

The Company mortgaged its facilities for $1,800,000 in 1997. Borrowings on the mortgage incurred interest at the rate of 8 1/8% per annum. The mortgage was to be repaid through equal monthly installments with a balloon payment due in Fiscal 2007. The mortgage was prepaid in July 2003 from the proceeds of the sale-leaseback of the facilities (Note 5).

NOTE 8 – LONG-TERM DEBT

Long-term debt consists of the following:

Description	Interest Rate	Due Date	October 31, 2005	October 31, 2004
Equipment loan payable in monthly installments of $2,295 including interest, collateralized by the equipment	6%	2009	$ 97,686	$118,497
Equipment loan payable in monthly installments of $633 plus interest, collateralized by the equipment	Prime + 1% (8.0% at 10/31/2005)	2008	22,800	30,400
Equipment loan payable in monthly installments of $1,708 including interest, collateralized by the equipment	6%	2010	79,126	--
Loan payable, interest only for first year then monthly installments of $23,339 including interest	6.25%	2011	1,200,000*	--
Loans (unsecured) payable in semi-annual installments of $29,656 including interest to the former two shareholders of ADI	5%	2008	163,350	--
			1,562,962	148,897
Less: current maturities			166,750	28,606
			$ 1,396,212	$120,291

*In connection with the acquisition of ADI, the Company entered into a loan agreement with its bank, pursuant to which the Company borrowed an aggregate principal amount of $1,200,000, almost all of which was used to pay the purchase price for the shares of ADI and closing costs for the transaction, with the balance being retained by the Company for working capital. Borrowings under the loan incur interest at the rate of 6.25% per annum. Interest only payments are due for the first year, and thereafter monthly payments of principal and interest of $23,339 through July 2011. The note is secured by the assets of the Company and is guaranteed by BETA and ADI. The promissory note contains financial covenants with respect to which the Company is in compliance at October 31, 2005.

NOTE 8 – LONG-TERM DEBT (continued)

Long-term debt matures as follows:

Fiscal year ending October 31,	
2006	$ 166,750
2007	318,331
2008	337,465
2009	290,066
2010	267,938
2011 and thereafter	182,412
	$1,562,962

NOTE 9 - SUBORDINATED DEBENTURE AGREEMENT

In connection with the Company's October 1998 subordinated debenture agreement, on October 31, 2004, there were warrants outstanding to purchase 138,047 shares of the Company's common stock. In July 2003, the remaining principal balance due on the debentures was repaid. In December 2004, warrants to purchase 138,047 shares of the Company's common stock were exercised for $155,303.

NOTE 10 - RETIREMENT PLANS

The Company has a qualified 401(k) Profit Sharing Plan, as amended, under which eligible employees who are eighteen years of age and have completed either twelve months', or one thousand hours, of employment become participants. The Plan provides a matching component under the 401(k) Profit Sharing Plan of up to five percent (5%) of each eligible employee's compensation.

The Company has a Money Purchase Pension Plan, as amended, under which eligible employees who are eighteen years of age and have completed either twelve months, or one thousand hours, of employment become participants. The Plan excludes highly compensated employees, as defined, and provides for annual contributions of five percent (5%) of each eligible employee's compensation.

For the fiscal years ended October 31, 2005, 2004, and 2003, retirement plan costs totaled $262,723, $238,107 and $197,999, respectively.

NOTE 11 - STOCKHOLDERS' EQUITY

Preferred Stock

The Company is authorized to issue 5,000,000 shares of $.0001 par value preferred stock. The stock may be issued by the Board of Directors of the Company in one or more series and with such preferences, conversion or other rights, voting powers and other provisions as may be fixed by the Board of Directors in the resolution authorizing their issuance without any further action of the stockholders. At October 31, 2005 and 2004, there were no preferred shares outstanding.

Warrants Issued for Services

In September 2004, the Company issued warrants to purchase 20,000 shares of the Company's common stock in exchange for certain financial advisory services. The warrants are exercisable through September 24, 2009 at a price of $2.96 per share. The warrants were valued at $42,700.

Amended and Restated 1991 Stock Option Incentive Plan

The Company adopted an Amended and Restated 1991 Stock Option Incentive Plan (the "1991 Plan") whereby options to purchase up to an aggregate of 625,000 shares of common stock, may be granted to officers, key employees, directors, and consultants of the Company. Subject to the terms of the 1991 Plan, the Board of Directors is authorized to select optionees and determine the number of shares covered by each option, its exercise price and certain of its other terms. No one participant may receive an award in excess of 50,000 shares in any one fiscal year. All options are 100% vested after twelve months and may be exercised for a nine-year period commencing one year from the date of the grant. The exercise price of an option granted under the Plan may not be less than the fair market value of the Company's common stock on the date of the grant.

1991 Plan activity is summarized as follows:

	Shares	Option Price Per Share
Options outstanding – November 1, 2002	470,788	$1.668 - $11.00
Granted	--	--
Cancelled	(57,000)	$1.668 - $11.00
Exercised	--	--
Options outstanding – October 31, 2003	413,788	$1.668 - $10.50
Granted	--	--
Canceled	--	--
Exercised	(750)	$1.668
Options outstanding - October 31, 2004	413,038	$1.668 - $10.50
Granted	--	--
Canceled	(47,500)	$2.125 - $6.125
Exercised	--	
Options outstanding - October 31, 2005	365,538	$1.668 - $10.50
Options exercisable - October 31, 2005	365,538	$1.668 – 10.50

NOTE 11 - STOCKHOLDERS' EQUITY (Continued)

2000 Stock Incentive Plan

In February of Fiscal 2000, the Company adopted the 2000 Stock Incentive Plan (the "2000 Plan") which supercedes the 1991 Plan. Options outstanding under the 1991 Plan at October 31, 2000 will remain effective until forfeited, cancelled, or expired without exercise. The 2000 Plan calls for options to purchase up to an aggregate of an additional 300,000 shares of the Company's common stock plus such additional shares as becomes available under the 1991 Plan by reason of forfeiture of awards granted thereunder or cancellation or expiration of such shares without exercise, and may be granted to officers, key employees, directors, and consultants of the Company. At the Annual Meeting of Stockholders held on April 29, 2005, the stockholders approved an amendment to the 2000 Plan increasing by 200,000 the number of shares eligible to be issued pursuant to the 2000 Plan. Subject to the terms of the 2000 Plan, the Board of Directors is authorized to select optionees and determine the number of shares covered by each option, its exercise price and certain of its other terms. No one participant may receive an award in excess of 150,000 shares in any three fiscal-year period. Prior to Fiscal 2006, all options were 100% vested after twelve months and may be exercised for a nine-year period commencing one year from the date of grant. Effective for options granted under the 2000 Plan in Fiscal 2006 and thereafter, such options will become exercisable in three equal annual installments following the grant date. The exercise price of an option granted under the 2000 Plan may not be less than the fair market value of the Company's common stock on the date of grant.

	Shares	Option Price Per Share
Options outstanding – November 1, 2002	79,800	$0.46
Granted	39,500	$0.65
Canceled	(500)	$0.46
Exercised	(9,000)	$0.46
Options outstanding – October 31, 2003	109,800	$0.46 - $0.65
Granted	73,000	$2.10
Canceled	--	--
Exercised	(18,500)	$0.46 - $0.65
Options outstanding – October 31, 2004	164,300	$0.46 - $2.10
Granted	216,000	$3.06 - $3.785
Canceled	(6,000)	$2.10
Exercised	(40,000)	$0.46 - $2.10
Options outstanding – October 31, 2005	334,300	$0.46 - $3.785
Options exercisable – October 31, 2005	118,300	$0.46 - $2.10

NOTE 11 - STOCKHOLDERS' EQUITY (Continued)

Directors Stock Option Plan

In 1996, the Company adopted a Directors Stock Option Plan (the "DSO Plan") whereby options may be granted to purchase up to an aggregate of 25,000 shares of the Company's common stock to directors of the Company who are not officers or employees of the Company or otherwise eligible to receive awards under the 1991 Plan. Pursuant to the DSO Plan, eligible directors would receive an option to purchase 1,250 shares of the Company's common stock on the date the director first becomes eligible. The eligible director would subsequently receive an option to purchase 625 shares of the Company's common stock on the date of each succeeding annual meeting of the stockholders, unless the director's term ends on or before that date. Each option granted is exercisable at the fair market value of the Company's common stock on the date granted, and for options granted prior to Fiscal 2006, may be exercised for a nine-year period commencing one year from the date of the grant. Effective for options granted under the Directors Plan in Fiscal 2006 and thereafter, such options will become exercisable in three equal annual installments following the grant date.

In February 2000, the Company adopted an amendment to the DSO Plan increasing the number of options, which may be granted under the DSO Plan, to an aggregate of 75,000 shares. The amendment also increased the number of shares of the Company's common stock to be subject to the automatic grants made to directors from 1,250 shares to 5,000 shares upon first being elected to the Board of Directors of the Company and 625 shares to 2,500 shares upon each re-election to the Board of Directors. At the Annual Meeting of Stockholders held on April 29, 2005, the stockholders approved amendments to the Directors Plan to increase by 75,000 the number of shares eligible to be issued pursuant to the Directors Plan and to extend the expiration date of the Directors Plan from March 2006 to April 30, 2010.

Directors' stock option plan activity is summarized as follows:

	Shares	Option Price Per Share
Options outstanding – November 1, 2002	46,875	$0.62 - $7.85
Granted	10,000	$0.70
Canceled	--	--
Exercised	--	--
Options outstanding – October 31, 2003	56,875	$0.62 - $7.85
Granted	15,000	$3.50
Canceled	--	--
Exercised	(5,000)	$.06875 - $1.00
Options outstanding – October 31, 2004	66,875	$0.62 - $7.85
Granted	12,500	$3.20
Canceled	--	--
Exercised	(2,500)	$0.70
Options outstanding – October 31, 2005	76,875	$0.62 - $7.85
Options exercisable – October 31, 2005	64,375	$0.62 - $7.85

NOTE 11 - STOCKHOLDERS' EQUITY (Continued)

Consultants Stock Incentive Plan

In 1997, the Company adopted a Consultants Stock Incentive Plan (the "CSI Plan") whereby options to purchase up to 50,000 shares of the Company's common stock may be granted to consultants or advisors of the Company. Subject to the terms of the CSI Plan, a committee of the Board of Directors is authorized to select participants and determine the number of shares covered by each option, its exercise price and other terms. The exercise price, however, may not be less than the fair market value of the Company's common stock on the date of the grant. CSI Plan activity is as follows:

	Shares	Option Price Per Share
Options outstanding – November 1, 2002	7,500	$0.90
Granted	--	--
Canceled	--	--
Exercised	--	--
Options outstanding – October 31, 2005, 2004 and 2003	7,500	$.90
Options exercisable – October 31, 2005	7,500	$.90

NOTE 12 - INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes using the enacted tax rates in effect in the years in which the differences are expected to reverse. Deferred income tax assets and liabilities are comprised as follows:

	October 31,	
	2005	2004
Deferred tax assets:		
Net operating loss	$584,723	$806,436
Sale/leaseback of building	394,295	445,724
Salaries	44,934	84,404
Rent	38,164	24,697
Other	44,302	7,160
Gross deferred tax assets	1,106,418	1,368,421
Deferred tax liabilities:		
Goodwill	(36,102)	(8,607)
Test passage bank and test development	(6,222)	(15,702)
Gross deferred tax liabilities	(42,324)	(24,309)
Net deferred tax assets	$1,064,094	$1,344,112

NOTE 12 - INCOME TAXES (Continued)

The Company believes it is more likely than not that this net deferred tax asset will be realized in future periods and, accordingly, no valuation allowance has been recorded.

The Company's income tax expense from continuing operations consists of the following:

	Fiscal Year Ended October 31,		
	2005	2004	2003
Current:			
Federal	$ --	$ --	$ --
State	44,050	75,531	73,781
	44,050	75,531	73,781
Deferred:			
Federal	217,014	400,611	195,888
State	63,004	116,306	56,871
	280,018	516,917	252,759
Provision for income taxes	$324,068	$592,448	$326,540

A reconciliation of the difference between the expected income tax rate using the statutory Federal tax rate and the Company's effective rate for continuing operations is as follows:

	Fiscal Years Ended October 31,		
	2005	2004	2003
U.S. Federal income tax statutory rate	34%	34%	34%
State income tax, net of Federal income tax benefit	5	5	7
Other, net	3	3	3
Effective tax rate	42%	42%	44%

NOTE 13 - EMPLOYMENT AGREEMENTS

The Company has employment agreements with several of its key employees. The agreements are for varying terms ranging from one to three years and are automatically extended each year unless the Company notifies the employee, in writing, ranging from at least 60 to 180 days prior to the anniversary date, that the agreement will not be extended.

Each agreement calls for a base salary, which may be adjusted annually at the discretion of the Company's Board of Directors, and also provides for eligibility in the Company's benefit plans and incentive bonuses which are payable based upon the attainment of certain profitability goals. Among other provisions, the agreements include a non-compete clause for varying periods not exceeding three years following termination of employment.

The Company entered into employment agreements for an initial forty-month term with two of the former shareholders of ADI. In addition, the former shareholders of ADI who are continuing with ADI were granted, pursuant to the 2000 Plan, an aggregate of 60,000 ten-year options to purchase additional shares of the Company's Common Stock, at an exercise price of $3.75 per share, subject to vesting upon the completion of one year of employment. The Company also entered into an employment agreement for an initial twenty-eight month term with a key employee of ADI.

The aggregate commitment for future salaries as of October 31, 2005, excluding bonuses and benefits, is as follows:

Fiscal year ending October 31,	
2006	$1,788,166
2007	$904,400
2008	$455,614

NOTE 14 – RELATED PARTY TRANSACTIONS

One of the directors is a shareholder in the law firm which serves as the Company's special securities counsel. The Company incurred $200,710, $59,351 and $83,082 in legal fees and disbursements to this firm in the fiscal years ended October 31, 2005, 2004 and 2003, respectively.

One of the directors is the principal and owner of a firm which provided consulting fees to the Company. The Company incurred $45,000 in fees to this firm in the year ended October 31, 2004.

SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOUCHSTONE APPLIED SCIENCE ASSOCIATES, INC.

January 30, 2006

By: /s/ ANDREW L. SIMON
Andrew L. Simon
President and Chief Executive
Officer (principal executive officer and principal financial officer)

In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ ANDREW L. SIMON Andrew L. Simon	Director and Chairman of the Board	January 30, 2006
/s/ MICHAEL D. BECK Michael D. Beck	Director	January 30, 2006
/s/ STEVEN R. BERGER Steven R. Berger	Director	January 30, 2006
/s/ DONALD W. HUGHES Donald W. Hughes	Director	January 30, 2006
/s/ CHRIS L. NGUYEN Chris L. Nguyen	Director	January 30, 2006
/s/ LINDA G. STRALEY Linda G. Straley	Director	January 30, 2006
/s/ THOMAS G. STRUZZIERI Thomas G. Struzzieri	Director	January 30, 2006
/s/ DAVID L. WARNOCK David L. Warnock	Director	January 30, 2006

EXHIBIT 21

SUBSIDIARIES

Beck Evaluation and Testing Associates, Inc.	New York corporation
Assessment and Evaluation Concepts Inc.	Massachusetts corporation
Achievement Data, Inc.	Minnesota corporation

EXHIBIT 23

CONSENT OF LAZAR, LEVINE & FELIX LLP

We consent to the incorporation by reference of our report dated January 19, 2006 with respect to the consolidated financial statements and notes thereto of Touchstone Applied Science Associates, Inc. included in its Annual Report (Form 10-KSB) for the fiscal year ended October 31, 2005 filed with the Securities and Exchange Commission into (i) the Company's Registration Statement on Form S-3 (SEC File No. 333-27659), (ii) the Company's Registration Statement on Form S-8 (SEC File No. 333-424), (iii) the Company's Registration Statement on Form S-3 (SEC File No. 333-75377), (iv) the Company's Registration Statement on Form S-8 (SEC File No. 333-110156), (v) the Company's Registration Statement on Form S-8 (SEC File No. 333-110157), and (vi) the Company's Registration Statement on Form SB-2 (SEC File No. 333-129261).

LAZAR, LEVINE & FELIX LLP

New York, New York
January 30, 2006

EXHIBIT 31

CERTIFICATION

I, ANDREW L. SIMON, certify that:

1. I have reviewed this Annual Report on Form 10-KSB of TOUCHSTONE APPLIED SCIENCE ASSOCIATES, INC. for the fiscal year ended October 31, 2005.

2. Based on my knowledge, this Annual Report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this Annual Report;

3. Based on my knowledge, the financial statements, and other financial information included in this Annual Report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this Annual Report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this Annual Report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this Annual Report based on such evaluation; and

d) Disclosed in this Annual Report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent financial quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls over financial reporting.

Date: January 30, 2006

/s/ ANDREW L. SIMON

President, Chief Executive Officer and Chief Financial Officer

EXHIBIT 32

TOUCHSTONE APPLIED SCIENCE ASSOCIATES, INC.

**CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350, AS ADOPTED
PURSUANT TO SECTION 906 OF THE
SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report of Touchstone Applied Science Associates, Inc. (the "Company") on Form 10-KSB for the period ending October 31, 2005 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Andrew L. Simon, President and Director of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

January 30, 2006

/s/ ANDREW L. SIMON

President, Chief Executive Officer and Chief Financial Officer

A SIGNED ORIGINAL OF THIS WRITTEN STATEMENT REQUIRED BY SECTION 906, OR OTHER DOCUMENT AUTHENTICATING, ACKNOWLEDGING, OR OTHERWISE ADOPTING THE SIGNATURE THAT APPEARS IN TYPED FORM WITHIN THE ELECTRONIC VERSION OF THIS WRITTEN STATEMENT REQUIRED BY SECTION 906, HAS BEEN PROVIDED TO TOUCHSTONE APPLIED SCIENCE ASSOCIATES, INC. AND WILL BE RETAINED BY TOUCHSTONE APPLIED SCIENCE ASSOCIATES, INC. AND FURNISHED TO THE SECURITIES AND EXCHANGE COMMISSION OR ITS STAFF UPON REQUEST.

[THIS PAGE INTENTIONALLY LEFT BLANK]

CORPORATE DIRECTORY

Board of Directors

ANDREW L. SIMON
Chairman of the Board

MICHAEL D. BECK

STEVEN R. BERGER[1,2]

DONALD W. HUGHES[2]

CHRIS L. NGUYEN[1,2]

LINDA G. STRALEY

THOMAS G. STRUZZIERI[1,2]

DAVID L. WARNOCK[1]

[1] Member of Compensation Committee
[2] Member of Audit Committee

Executive Management

ANDREW L. SIMON
President, CEO

LINDA G. STRALEY
Vice President, Secretary – TASA

ANNE H. CHEEVERS
Senior Vice President & COO – TASA

MICHAEL D. BECK
President, CEO – BETA

PASQUALE J. DEVITO
President – AEC

RICHARD S. ZUSMAN
CEO – AEC

MARTIN S. BORG
President – ADI

INDEPENDENT AUDITORS

Lazar, Levine & Felix LLP
Certified Public Accountants
New York, New York 10118

SECURITIES COUNSEL

Vedder, Price, Kaufman & Kammholz
805 Third Avenue
New York, NY 10022-2203

TRANSFER AGENT

American Stock Transfer & Trust
59 Maiden Lane, Plaza Level
New York, NY 10038

GENERAL COUNSEL

Rider, Weiner, Frankel et al.
655 Little Britain Rd.
New Windsor NY 12553

INVESTOR RELATIONS

The Investor Relations Company
500 North Michigan Avenue, Suite 820
Chicago, IL 60611
312-245-2700

The Annual Meeting of Stockholders will be held at

TASA's Headquarters
4 Hardscrabble Heights, Brewster, New York 10509
on April 27, 2006 at 10:00 a.m.

Phone: 845-277-8100

TASA • 4 Hardscrabble Heights • P.O. Box 382 • Brewster, NY 10509-0382
Phone: (845) 277-8100 • Fax: (845) 277-8115 • E-mail: tasacorporate@tasa.com • www.tasa.com